1 special year

GOLDEN WEST FINANCIAL CORPORATION

Annual Report 2001

[redacted]

4 new records*

loan volume
deposit growth
capital
earnings

*Behind every record-breaking performance there's a great story. Here is ours.

Financial Highlights

(Dollars in thousands except per share figures)

At Yearend	2001	2000
Assets	$ 58,586,271	$ 55,703,969
Loans receivable including mortgage-backed securities	$ 55,143,547	$ 52,343,133
Deposits[a]	$ 34,472,585	$ 30,047,919
Stockholders' equity	$ 4,284,190	$ 3,687,287
Stockholders' equity/total assets	7.31%	6.62%
Common shares outstanding	155,531,777	158,410,137
Book value per common share	$ 27.55	$ 23.28
Yield on earning assets	6.36%	8.02%
Cost of funds	3.15%	5.99%
Yield on earning assets less cost of funds	3.21%	2.03%
Nonperforming assets and troubled debt restructured/total assets	.67%	.43%
For the Year	**2001**	**2000**
Earnings before taxes on income[b]	$ 1,332,004	$ 877,946
Net earnings[b]	$ 818,823	$ 545,791
Basic earnings per share[b]	$ 5.18	$ 3.44
Diluted earnings per share[b]	$ 5.11	$ 3.41
Cash dividends on common stock	$ .26	$ .22
Average common shares outstanding	158,262,474	158,559,273
Average diluted common shares outstanding	160,358,485	160,277,997
Ratios:		
• Net earnings/average net worth (ROE)[b]	20.38%	16.21%
• Net earnings/average assets (ROA)[b]	1.43%	1.12%
• Net interest income/average interest-earning assets (Net interest margin)	2.93%	2.42%
• General and administrative expense/ net interest income plus other income (Efficiency ratio)	27.50%	32.38%
• General and administrative expense/average assets	.90%	.87%

(a) Includes $185 million of wholesale CDs as of December 31, 2000.
(b) Excludes the cumulative effect of an accounting change resulting in a $6 million, or $.04 per basic and diluted earnings per share, one-time charge due to the adoption of SFAS 133 on January 1, 2001.

This report contains certain forward-looking statements which are not historical facts and pertain to future operating results of the Company. Such statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond the Company's control. In addition, these forward-looking statements are subject to change. Actual results may differ materially from the results discussed in these forward-looking statements.

The Company

Golden West Financial Corporation is a holding company that has as its principal asset World Savings Bank, a federally chartered savings bank, which is the nation's second largest savings institution. Additionally, Golden West owns Atlas Advisers, Inc., an investment adviser to our Atlas family of mutual funds, and Atlas Securities, Inc., the distributor of our Atlas mutual funds and annuities.

Golden West conducts its main business through its World Savings operating subsidiary. World acts as a financial intermediary by accumulating funds from the investing public and from the capital markets, and then reinvesting this money primarily in mortgages on one- to four-family residences. In this way, Golden West functions as a matchmaker between funds providers and homeowners.

Golden West Financial Corporation stock is listed on the New York Stock Exchange under the ticker symbol GDW.

462 Offices in 38 States

- 29 states with lending operations only
- 9 states with savings and lending operations


Washington
Oregon
Idaho
California
Nevada
Utah
Arizona
Wyoming
Colorado
New Mexico
South Dakota
Nebraska
Kansas
Oklahoma
Texas
Minnesota
Missouri
Wisconsin
Illinois
Michigan
Indiana
Ohio
Kentucky
Tennessee
Georgia
Florida
Pennsylvania
New York
New Hampshire
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
Virginia
North Carolina
South Carolina

From the Office of the Chairman

A robust mortgage market, dramatically falling interest rates, and a "bearish" stock market set the tone for 2001. As we will explain in this Report, each of these factors created a favorable business climate for your Company, and, as a result, we reported important record-breaking achievements:

- **Record Earnings:** Diluted per share earnings climbed to $5.11*, a 50% increase over the previous all-time high of $3.41 posted in 2000.

- **Record Loan Originations:** Mortgage volume totaled $20.8 billion, up from the prior record of $19.8 billion booked in 2000.

- **Record Savings:** Retail deposit inflows amounted to $4.6 billion, a substantial increase over the previous record growth of $2.7 billion reported in 2000.

- **Record Capital:** Net worth reached $4.3 billion, our highest ever.

To put these accomplishments in context, a review of the 2001 operating environment is the first order of business. And, because we are a financial institution engaged in borrowing and lending money, we must pay special attention to the level and direction of interest rates, since these influence the price at which we raise and invest funds.

After eight years of sustained expansion, the U.S. economy lost steam early in 2001. Weakness turned into recession, many industries announced sizable layoffs, and by yearend the unemployment rate jumped to 5.8%, the highest level in six years. In an attempt to stimulate the economy, the Federal Reserve (Fed) forced down short-term interest rates. Specifically, beginning in January, the Fed's Open Market Committee lowered the Federal Funds rate, the nation's key short-term interest rate, on eleven separate occasions. As seen in the graph on page 6, the unusually large cumulative decline amounted to 475 basis points, bringing many rates to their lowest level in 40 years.

Since the price Golden West pays for deposits and borrowings is closely tied to short-term interest rates, a significant portion of our liabilities responded rather quickly to the Fed's actions. As a result, our cost of funds dropped 284 basis points during 2001. However, because the yield on our loan portfolio reacts more slowly than our liability costs, the rate on our mortgages, our major earning asset, declined by only 165 basis points during the year. Because our cost of funds dropped more than our loan yield, the spread or margin between interest-earning assets and interest-bearing liabilities widened and by the fourth quarter reached the highest level in the Company's history. This unusually large profit margin was a major contributing factor to Golden West's exceptional earnings in 2001. And, because the Company added the lion's share of these substantial profits to our net worth, Golden West's capital base expanded by 16%.

Opposite page, from left to right:
Herbert M. Sandler
James T. Judd
Russell W. Kettell
Marion O. Sandler

* Excludes the cumulative effect of an accounting change resulting in a $6 million, or $.04 per share, one-time charge due to the adoption of SFAS 133 on January 1, 2001. See Management's Discussion on page 58.



Monthly Average Rate on Federal Funds and Commitment Rate on 30-Year Fixed-Rate Mortgages
1997–2001


10%
8%
6%
4%
2%
0%
1997
1998
1999
2000
2001
Federal Funds
Commitment Rate on 30-Year Fixed-Rate Mortgages

In addition to the drop in short-term interest rates, we also witnessed declines in long-term yields. But these reductions were not nearly as great as the move in short-term rates. Because the asset side of Golden West's business focuses on long-term, single-family home loans, the commitment rate on conventional 30-year fixed-rate mortgages (FRMs) is useful information for us to plot. The accompanying graph, which displays five years of FRM rates, shows that rates in 2001 dropped almost 200 basis points from the five-year high reached in the spring of 2000. Another important aspect of 2001's mortgage market was the low level of FRM rates. In fact, in the fourth quarter of 2001, fixed mortgage rates dipped to the lowest point in more than 30 years.

With the cost of residential loans quite affordable in 2001, the demand for new mortgages reached the highest level in U.S. history, as measured by the dollar volume of loans underwritten. In particular, the low rates available on mortgages led to a refinance boom, as homeowners traded in higher-cost home loans for lower-priced ones. Taking advantage of the sizable consumer demand for mortgages in 2001, Golden West's loan origination team produced our largest volume ever.

In addition to lower interest rates, another by-product of 2001's slowing economy turned out to be a declining and volatile stock market. Faced with the proposition that stocks could actually go down, many investors turned to the safety and stability of insured deposits, especially after the September 11 terrorist attacks. By successfully communicating to the investing public the benefits of the guaranteed return and principal preservation provided by our savings and checking products, we increased our retail deposit balances by 15%.

Before continuing with the detail of our 2001 results, we would like to share with you some gratifying news we received in January 2002. Moody's Investors Service, one of the nation's premier credit rating agencies, raised the credit ratings for Golden West and its subsidiary, World Savings Bank. In the rating agency's discussion of the reasons behind the upgrade, Moody's cited your Company's "continued success in generating very strong risk-adjusted profitability, while maintaining conservative risk management and a strong capital position." Coming during a period when many other companies were seeing their credit ratings downgraded, this announcement represented a meaningful third-party endorsement of Golden West's strength and business strategy.


Record heig

Loan Operations

Through the roof

$20.8 billion

Golden West's loan origination team posted all-time high mortgage volume of $20.8 billion, up 5% from the previous record of $19.8 billion set in 2000. Over 83% of our 2001 production was in the form of adjustable rate mortgages.

Golden West's record 2001 mortgage volume contributed meaningfully to the Company's long-term objectives by:

- Expanding our earning assets by 5%, thereby enhancing profits.
- Limiting exposure of the Company's earnings to swings in interest rates through the production of $17.43 billion of adjustable rate mortgages (ARMs) for our portfolio.
- Continuing to focus on high-quality loans in order to minimize losses from nonperforming assets.

Golden West's lending program emphasizes the production of large volumes of adjustable rate mortgages of high quality. However, because the size and composition of the mortgage market in any given year reflect overall economic conditions, interest rates, and consumer demand, we must adapt our strategies to operate successfully in each environment. In particular, as an ARM lender for almost two decades, we have learned that when interest rates fall or reach very low levels, as they did in 2001, originating a sizable volume of adjustable loans can be quite challenging. Here are the details of the market conditions we faced in 2001 and how we were able to produce a record-setting performance.

Successful Adjustable Rate Mortgage Lending in a Low Interest Rate Environment

Rates on fixed-rate mortgages (FRMs) began declining in mid-2000, and, by the fourth quarter of 2001, the cost of new FRMs fell to the lowest level in more than 30 years. These attractive rates fueled a refinance boom. In fact, just as in the two previous low-rate environments that occurred in 1998-1999 and 1992-1993, refinances constituted approximately half of 2001's total nationwide residential loan volume. And, because sales of new and existing homes continued at near record levels through much of 2001, mortgage originations that supported these transactions rose to an all-time high of $900 billion. Little wonder then that total U.S. 2001 mortgage volume reached a record $2.1 trillion.

New Loan Originations by Type and by Purpose
2000-2001
(Dollars in Thousands)

	For the Year Ended December 31					
By Type	2001			2000		
	No. of Loans	Amount	% of Total	No. of Loans	Amount	% of Total
Residential (one unit)	97,224	$19,501,525	93.9%	108,539	$18,627,153	94.2%
Residential (two to four units)	2,495	575,585	2.8	2,238	478,297	2.4
Residential (five or more units)	1,105	686,127	3.3	941	677,237	3.4
Totals	100,824	$20,763,237	100.0%	111,718	$19,782,687	100.0%

By Purpose	2001			2000		
	No. of Loans	Amount	% of Total	No. of Loans	Amount	% of Total
Purchase	45,989	$ 8,604,296	41.4%	79,038	$13,045,821	65.9%
Refinance	54,835	12,158,941	58.6	32,680	6,736,866	34.1
Totals	100,824	$20,763,237	100.0%	111,718	$19,782,687	100.0%

Even though loan demand was strong, generating a large volume of adjustable rate mortgages proved to be a major challenge. Why? Because the low rates on FRMs, which compete directly against our ARMs, made the traditional fixed loan very popular with consumers. Nevertheless, we continued to be committed to ARMs for two reasons. First, these loans have real advantages for customers. Second, adjustable mortgages enable our assets to respond to interest rate changes, thereby helping to even out our earning power through the ups and downs of interest rate cycles. Key to Golden West's ability to compete successfully was our large, 38-state sales force, which is expert in educating customers about the many benefits of ARMs, including low initial payments and flexible terms. And, just as the name implies, ARM rates adjust downward, and consequently borrowers can realize significant savings without having to refinance. As a result of effective marketing, we originated a substantial volume of ARMs in 2001, despite the dominance of FRMs. At the same time we concentrated on adjustable rate mortgages, we also offered competitively priced fixed-rate loans to customers who preferred them. But, because of the interest rate risk these mortgages present, we sold the majority of our $3.33 billion of fixed-rate originations.

Our own portfolio was not immune to 2001's refinance boom, which led to a record level of repayments, as shown in the table on the following page. These mortgages were often replaced by new loans made for the purpose of rewriting an existing one. It may be instructive to think of refinancing as a game of musical chairs. Borrowers repay one loan, only to take out

In other words

Low mortgage rates often lead to a significant increase in the number of homeowners who refinance. By that we mean taking out new low-cost mortgages to replace higher-cost loans. Some homeowners benefit by lowering their monthly payments while others take out larger mortgages to obtain cash.

another. Although some of our own customers refinanced with us, many went to our competitors. At the same time, we wrote new mortgages for homeowners who paid off loans from other lenders. When the music stopped in 2001 and the final numbers were tallied, we had won. The originations we retained in portfolio exceeded repayments, and our balance of loans receivable expanded by $2.8 billion, or 5%. This growth in a difficult ARM lending environment contrasts with our performance in the refinance boom of 1998 to mid-1999 when the Company's mortgage balances decreased modestly.

The table which follows shows that the dollar volume of mortgage repayments as well as the annual percentage can vary considerably from year to year. Mortgage repayments set a record in 2001, reflecting both the large size of Golden West's loan portfolio and the increase in the percentage of borrowers who repaid their debt.

Mortgage Repayments and Mortgage Repayments as a Percent of Beginning of Year Loan Portfolio Balance[a][b] 1997-2001 (Dollars in Millions)

	For the Year Ended December 31				
	2001	2000	1999	1998	1997
Mortgage repayments[a][b]	$15,570	$6,921	$7,706	$8,294	$4,305
Percent of beginning of year loan portfolio balance[b]	30%	17%	22%	22%	13%

(a) Consists of large, unpredictable sums from the early payoff of mortgages and small, steady amounts of amortization from monthly loan payments.
(b) Includes mortgage-backed securities.

High Asset Quality in All Environments

Golden West's loan origination program emphasizes high-quality assets in order to limit problem loans and foreclosed real estate. The success of this effort can be measured by the ratio of nonperforming assets (NPAs) and troubled debt restructured (TDRs) to total assets, an important indicator of asset quality. Although Golden West experienced an increase during 2001 in the volume of NPAs and in the ratio of NPAs and TDRs to total assets, our figures remained in a zone that can be characterized as nominal.

Nonperforming Assets, Troubled Debt Restructured, and Ratio of Nonperforming Assets and Troubled Debt Restructured to Total Assets 1997-2001 (Dollars in Millions)

	December 31				
	2001	2000	1999	1998	1997
Nonperforming Assets (NPAs)	$394	$239	$236	$305	$379
Troubled Debt Restructured (TDRs)	1	2	11	23	44
Total NPAs and TDRs	$395	$241	$247	$328	$423
Ratio of NPAs and TDRs to total assets	.67%	.43%	.59%	.85%	1.07%

The principal factor behind the modest uptick in Golden West's nonperformers in 2001 was the aging of our mortgages, or the pattern experienced as a loan portfolio matures. Specifically, new mortgages typically encounter few delinquencies in their first year. However, as time passes, borrowers may experience unanticipated financial difficulties, for reasons such as job loss, divorce, and serious illnesses or accidents. Consequently, as a loan portfolio grows older, delinquencies tend to rise for several years, then subsequently decline gradually as problems are resolved. Since Golden West entered 2001 with 56% of our mortgages having been originated in the 1999-2000 period, an increase in NPAs due to the aging of loans is not surprising. A second influence on our NPA level in 2001 was the weakening of the economy. Because significant layoffs occurred in a number of key sectors, particularly in the second half of the year, our NPA level began to feel the impact of this job loss especially toward the end of 2001.

When it comes to asset quality, we remain ever vigilant in order to protect the Company's profitability. And with good reason: Impaired assets can have an adverse impact on both earnings and net worth. In particular, nonperforming mortgages reduce interest income. Moreover, managing large volumes of problem loans and repossessed properties can lead to an increase in general and administrative expenses and divert valuable resources from other activities. Losses may be incurred on the sale of foreclosed real estate. If the negative impact on earnings due to nonperforming assets is large enough, capital levels may be compromised, leading to growth constraints and even regulatory intervention.

A key measurement of a financial institution's ability to limit losses is the ratio of net chargeoffs to average loans outstanding. This measure indicates how much a mortgage portfolio is written down due to foreclosed properties. A low number is obviously better than a high one. In 2001, Golden West recorded an insignificant level of chargeoffs for the fourth year in a row. Our long-term performance has also been outstanding as evidenced by the relatively few losses we've experienced, even in difficult economic environments. For example, during the deep California real estate recession of the early to mid-1990s, our highest chargeoff ratio amounted to a mere .18%, far below our major bank and savings and loan competitors.

Our loan origination program in 2001 continued to reflect a focus on quality. In particular, we paid close attention to those lending territories that experienced significant price appreciation in recent years. Typically, this escalation is followed by cooling off periods, often marked by flat to falling values. When decreases coincide with growing unemployment, borrower defaults typically rise and so do losses on the sale of foreclosed property. Consequently, to protect the value of our assets, we focused on lending principles that have enabled our loan portfolio to retain its value during all phases of the economic cycle.

- Appraising property carefully by using our own rigorously trained employees.
- Evaluating borrower creditworthiness against strict criteria.
- Monitoring housing markets and adjusting elements of our lending program to reduce risk.
- Focusing our origination program on moderately priced, single-family residences in geographically diverse areas.
- Auditing new loans to ensure mortgages are originated in conformity with internal policies.
- Analyzing trends in our mortgage portfolio and reacting quickly to potential problems.

Record Effort

It is the talent and extraordinary effort of the Golden West team that made possible the record-breaking achievements described in this Report.




Record growth

Sources of Funds

Unprecedented

$4.6 billion

In 2001, Golden West's retail savings operation achieved record deposit growth of $4.6 billion. Loan repayments also reached an all-time high of $15.6 billion.

Savings

"Find a need and fill it." By sticking to this tried and true marketing principle in 2001, we recorded all-time high savings inflows of $4.6 billion, shattering our previous record of $2.7 billion set a year earlier.

During 2001, investor attitudes were primarily influenced by two circumstances. First, the stock market continued to falter. The substantial decline in two important indexes, the Dow Jones Industrial Average (DJIA) and the NASDAQ composite, were emblematic of bear markets. The DJIA, which tracks the performance of the stock of 30 major corporations listed primarily on the New York Stock Exchange, fell to a low of 8,236 during 2001, down 30% from its peak of 11,723 in January 2000. The NASDAQ composite, composed of over 4,000 companies that are traded in the over-the-counter market, plunged from a high of 5,049 in March 2000 to 1,423 eighteen months later. As a result of these shocks, investors, who had grown accustomed to soaring equity markets, became reacquainted with reality. The lesson learned was that the markets can go down as well as up.

Second, the economy found itself in recession in the spring. With unemployment rising, individuals felt the need to spread their financial safety net and sought investments that offered predictable, secure returns.

When searching for vehicles to fulfill their financial goals, depositors found that Golden West's checking and savings accounts were ideally suited to meet their needs. These products not only provided competitive yields, but also the security of risk-free returns with government insurance. It was therefore not surprising that savers responded enthusiastically to our aggressive marketing of these benefits. As a result, total deposit balances reached a record $34.5 billion as of yearend 2001.

Loan Repayments and Loan Sales

In addition to all-time high retail savings inflows, record loan repayments, which consist primarily of early payoffs of existing mortgages, provided a substantial source of funds during 2001. As a matter of fact, as is the case in most years, the $15.6 billion in repayments of existing loans provided the largest source of money for new loans. As discussed in more depth in the Loan Operations section on pages 7 through 10, loan repayments increased significantly in 2001 as many borrowers chose to replace their existing mortgages with lower-cost debt.

During 2001, we generated an additional $2.9 billion in cash by selling fixed-rate mortgages (FRMs), the vast majority of which were originated during the year. With rates reaching the lowest level in 30 years, FRMs proved very enticing to consumers in 2001. As a result, we originated a record volume of fixed-rate loans and then, to avoid the interest rate risk inherent in retaining these mortgages, chose to sell most of them. Proceeds from these sales are used to fund new originations.

Borrowings

During 2001, the combination of deposit growth, loan repayments, and loan sales provided more than enough funds to support our record loan originations. As a result, after having grown by $10 billion during 2000, our outstanding balance of borrowings declined by over $2 billion in 2001. As the accompanying table illustrates, these levels tend to expand and contract depending on how the Company's cash requirements match up with funds we bring in from other sources.

Retail Deposit Growth, Loan Repayments, Loan Sales, and Net Change in Borrowings 1997-2001 (Dollars in Millions)

	For the Year Ended December 31				
	2001	2000	1999	1998	1997
Retail deposit growth	$ 4,610	$ 2,748	$ 896	$2,634	$1,485
Loan repayments	15,570	6,921	7,706	8,294	4,305
Loan sales	2,919	350	1,196	1,423	209
Net change in borrowings	(2,313)	10,000	3,046	(4,269)	(24)
Total sources of funds	$20,786	$20,019	$12,844	$8,082	$5,975

Our borrowing activities in 2001 were not completely quiescent. Because of our high credit ratings, we were able to add new sources of wholesale funds on an unsecured basis. Specifically, we initiated programs to issue long-term Golden West senior debt and short-term World Savings notes, both without collateral.

Atlas Funds

The Atlas alternative. Savings customers continue to take advantage of convenient in-branch access to invest in no load mutual funds and tax-deferred annuities available through Golden West's subsidiary Atlas Securities, Inc. Atlas allows us to continue to offer a broad range of investment options to our customers.

ATLAS


Record ncrease

Capital

Off the charts

$4.3 billion

At December 31, 2001, Golden West's capital amounted to an all-time high of $4.3 billion, a 16% increase over the prior yearend.

In keeping with our long-standing policy of investing most of Golden West's earnings in the business, we retained a large part of the Company's record 2001 profits, thereby increasing our capital base by $597 million. This all-time high net worth growth was especially important, because capital is the foundation that supports Golden West's expansion, profitability, and credit ratings.

The first priority for use of our capital is expanding the size of our mortgage portfolio, since increasing earning assets makes the greatest contribution to long-term profitability. Because Golden West's record earnings in 2001 generated more net worth than we needed to support asset growth, we had excess capital that could be used for additional profitable activities. The best opportunity on the horizon was the purchase of the Company's stock, especially toward the end of the year.

At the beginning of 2001, Golden West had authorization from our Board of Directors to purchase 1.8 million shares of stock. In order to be prepared for potential market opportunities, in the third quarter of 2001 the Board authorized the purchase of an additional 10% of the Company's shares, increasing the authorization by 15.9 million shares. Overall during 2001, we purchased 3.7 million of the Company's shares, leaving 14 million shares authorized at yearend.

During 2001, the Company's capital grew by 16%, while assets expanded by only 5%. As a result, Golden West's net worth to assets ratio climbed to 7.3%. As seen in the

In other words

Stock repurchase is an attractive option because it can enhance financial performance. Here's how the math works. When Company stock is purchased and retired, there are fewer shares outstanding. Consequently, the same level of earnings divided by a smaller number of shares produces higher profits per share.

table below, our net worth, or equity, increased both steadily and substantially over the past five years.

**Net Worth, Total Assets,
Ratio of Net Worth to Total Assets, and
Return on Equity
1997-2001
(Dollars in Millions)**

	December 31				
	2001	**2000**	**1999**	**1998**	**1997**
Net worth	$ 4,284	$ 3,687	$ 3,195	$ 3,124	$ 2,698
Total assets	58,586	55,704	42,142	38,469	39,590
Ratio of net worth to total assets	7.3%	6.6%	7.6%	8.1%	6.8%
Return on equity (ROE)[(a)(b)]	20.4%	16.2%	15.2%	15.4%	14.1%

(a) Earnings divided by average equity.
(b) For 2001, see footnote (b) on page 26; for 1998, see footnote (d) on page 27.

The table above also shows that we recorded excellent returns on our equity (ROE), as measured by the ratio of earnings to average equity. These ROE figures should be considered superior in view of our high net worth.

In other words

A company's return on equity is influenced by the level of net worth. For example, some financial institutions may produce high equity returns because they operate with low capital, which mathematically improves the ROE ratio. We, however, prefer to generate high-quality returns through a combination of solid profitability and prudent capital management.

Golden West's net worth does more than support asset growth and provide funds for stock repurchase. In particular, capital benefits the bottom line.

Here's how: Our net worth doesn't just sit idle. Rather, most of these funds are invested in earning assets. And, since we pay no interest on capital, these funds, in essence, are "free" of any cost. In 2001, earnings on our capital contributed in the area of $138 million, or $.86 per share, compared with $126 million, or $.78 per share, in 2000.

Capital at our World Savings subsidiary also reached a record level in 2001. As a result, World's capital remained significantly above the minimum to be categorized as well-capitalized, the highest level established by our regulators. Having high capital at World provides many benefits, including qualifying for the lowest federal deposit insurance rate.

Before leaving the topic of capital, we would like to comment on another benefit flowing from the Company's strong net worth. Specifically, Golden West and World have earned the highest ratings* in the thrift industry from Moody's Investors Service, Inc. and Standard & Poor's (S&P), the nation's two leading credit evaluation agencies. These strong ratings are important, because they enable us to borrow at attractive rates from the financial markets on an unsecured basis. In January 2002, Moody's increased the credit ratings for both Golden West and World. This action brought the rating on our subsidiary's long-term unsecured debt to the "double A" level, the highest ever achieved by an independent thrift. In a separate announcement in October 2001, S&P elevated its outlook on Golden West from "stable" to "positive," and indicated that this action could lead to a rating upgrade in the future. In discussing the reasons behind this action, S&P stated Golden West's "commitment to maintaining strong capital levels continues to be an important part of its rating performance."

* Golden West and World Savings have received the following ratings from Moody's and Standard & Poor's, respectively: Golden West Senior Debt – A1 and A; Golden West Subordinated Debt – A2 and A-; World Savings Long-Term Deposits and other Senior Obligations – Aa3 and A+; and World Savings Short-Term Debt, including Bank Notes – P-1 and A-1.


Record achievements

Earnings

Well done

$5.11

per share

In 2001, Golden West's diluted earnings per share reached an all-time high of $5.11, a 50% increase over the previous record of $3.41 set just a year earlier.

The record expansion of the Company's earning assets over the past two years in combination with a rapid decline in the cost of funds created favorable conditions for a dramatic increase in Golden West's 2001 earnings*. To be sure, the 2001 net income change was unusually large. However, Golden West has a long history of expanding profits: The average annual compound growth rate of the Company's earnings per share amounted to 24% over the past five years and 20% over the past 35.

In other words

Net interest income is the difference between the interest earned on loans and investments and the interest paid on deposits and borrowings.

The Surge in Net Interest Income

Analysis of the Company's financial results shows that the primary force driving 2001's large year-over-year increase in profits was the unusual expansion of net interest income, our primary revenue source. In particular, in 2001 net interest income rose by a record $480 million, or 42%, bringing the total to an all-time high of $1.6 billion.

Interest Income, Interest Expense, and Net Interest Income 1997-2001 (Dollars in Millions)

	For the Year Ended December 31				
	2001	**2000**	**1999**	**1998**	**1997**
Interest income	$4,209	$3,796	$2,826	$2,962	$2,832
Interest expense	2,578	2,645	1,823	1,995	1,942
Net interest income	$1,631	$1,151	$1,003	$ 967	$ 890
Annual percentage change	42%	15%	4%	9%	7%

* Excludes the cumulative effect of an accounting change resulting in a $6 million, or $.04 per share, one-time charge due to the adoption of SFAS 133 on January 1, 2001. See Management's Discussion on page 58.

The discussion in the next two sections will explain how exceptional net interest income results were achieved from the joining of expanding earning assets with a wider profit margin.

The Benefit of Earning Asset Expansion

Growth of net interest income is closely tied to the increase in the Company's mortgage portfolio, which is Golden West's primary earning asset. We achieve this expansion by originating and retaining in portfolio residential loans, the vast majority of which carry adjustable rates.

In other words

Some mortgage lenders sell all or a portion of their originations, including adjustable rate loans. At Golden West, we believe that retaining adjustable rate mortgages in portfolio results in greater profitability than selling them. We are able to pursue this strategy because we have the necessary capital to support these earning assets.

Over the years, we have been successful in building our loans receivable balance, although annual additions have not been uniform. This variability in both the volume of mortgage originations and the amount of repayments is related to the operating environment. In particular, interest rate and economic conditions affect the overall size of the market for residential loans and consumer preferences for fixed versus adjustable mortgages.

By way of background, adjustable rate mortgages (ARMs), Golden West's principal product, and fixed-rate mortgages (FRMs) compete for the consumer's business. Borrowers naturally gravitate to the instrument that's most affordable. Generally speaking, when interest rates are high, ARMs have the edge, and our mortgage portfolio usually grows rapidly. Conversely, when rates are low, homeowners may prefer to lock in FRM rates, and, consequently, our earning asset expansion slows. With FRM rates in 2001 reaching their most attractive level in 30 years, the fixed loan not only predominated, but its popularity also led to a surge in repayments.

The table which follows shows that over the past five years, we have been able to expand our loans receivable in all but one year. Over this period, our mortgage portfolio grew at a compound average annual rate of 10%. Furthermore, the 32% growth of our mortgage balances in 2000 positioned the Company to record a substantial increase in net interest income and earnings in 2001.

Balance of Loans Receivable
Change and Percentage Change
1997-2001
(Dollars in Billions)

	For the Year Ended December 31				
	2001	2000	1999	1998	1997
Loans receivable (including mortgage-backed securities)	$55.1	$52.3	$39.6	$35.8	$37.2
Change	2.8	12.7	3.8	(1.4)	2.8
Percentage change	5%	32%	11%	(4%)	8%

The Contribution of a Wide Profit Margin

In addition to asset growth, Golden West's profitability hinges on our profit margin, or primary spread, which expands and contracts in response to interest rate movements. This variability occurs because, as described in the next few paragraphs, our cost of funds and the yield on our earning assets do not respond in the same way to changes in interest rates. Under the normal ups and downs of rates, Golden West's spread fluctuates within a relatively narrow band. However, the exceptionally sharp

In other words

The primary spread is the difference between the yield earned on loans and investments and the rate paid on deposits and borrowings.

and deep decline in short-term interest rates, described on pages 4 and 6, caused the Company's 2001 primary spread to expand to an unusually high level. Here's why.

To support the Company's mortgage portfolio, Golden West accumulates two kinds of liabilities: *retail consumer savings,* in the form of certificates of deposit (CDs) and checking and other liquid accounts; and *wholesale borrowings* raised through the capital markets. In 2001, the downward movement of short-term interest rates affected what we paid for these liabilities in the following ways:

- The cost of retail deposits came down gradually throughout the year for two reasons. First, it took time for existing CDs to mature and then roll over at new lower yields. And, second, rates on new accounts did not immediately reflect the full change in yields, since the pricing of consumer savings tends to lag changes in market rates on both the way up and the way down.
- The cost of borrowings fell quickly each time market rates dropped, because most of the Company's wholesale funds are tied to LIBOR (the London Inter-Bank Offered Rate), a sensitive market rate often used as an index for adjustable rate debt.

Overall, Golden West's cost of funds declined by 284 basis points from 5.99% as of yearend 2000 to 3.15% as of December 31, 2001.

On the asset side of the balance sheet, Golden West utilizes adjustable rate mortgages to provide interest rate sensitivity for our earning assets. However, our ARMs do not respond as rapidly as our liabilities to interest movements, since the Company's adjustable loans are tied to indexes that lag changes in market rates. As a result, the yield on our mortgage portfolio fell by only 165 basis points from 8.03% at December 31, 2000 to 6.38% at yearend 2001.

The disparity between the declines in the yield on our earning assets and the cost of our liabilities led to a dramatic expansion of our profit margin. In particular, between December 31, 2000 and yearend 2001, our spread widened from 2.03% to 3.21%, the highest in the Company's history. As a consequence, the average spread for 2001 rose dramatically over the prior year, as seen in the following table.

Average Annual Yield on Earning Assets, Cost of Funds, and Primary Spread[(a)], and Primary Spread at Yearend 1997-2001

	For the Year Ended December 31				
	2001	2000	1999	1998	1997
Average annual:					
Yield on earning assets	**7.43%**	7.58%	7.11%	7.43%	7.38%
Cost of funds	**4.73**	5.53	4.84	5.24	5.34
Primary spread	**2.70%**	2.05%	2.27%	2.19%	2.04%
Primary spread at yearend	**3.21%**	2.03%	2.15%	2.34%	2.12%

(a) Annual averages are computed by adding the number reported at the prior yearend to the numbers reported at each monthend and dividing by 13.

The unusually wide primary spread experienced in 2001 contributed to the substantial jump in net interest income. However, we should emphasize the temporary nature of this increase, because the same lags that led to this favorable situation will cause a narrowing of profit margins for ARM lenders such as Golden West in other environments. For example, even if interest rates remain unchanged from yearend 2001 levels, it is likely that our primary spread will decline somewhat as the yield on our adjustable rate mortgage portfolio continues to respond to the large decrease in short-term interest rates in 2001. Moreover, when rates go back up again, the Company's primary spread will decrease for a time.

In other words

Golden West originates adjustable rate mortgages tied primarily to two indexes that lag changes in market rates. One index, the Eleventh District Cost of Funds Index (COFI) has two lags: a reporting lag and a repricing lag. The two-month reporting lag is caused by the time it takes to gather and report the data needed to compute COFI. The repricing lag occurs because COFI is made up of a portfolio of liabilities, not all of which respond immediately to changes in the interest environment. The other index, the Cost of Savings Index (COSI), has a one-month reporting lag. The COFI and COSI lags cause our assets to reprice more slowly than our liabilities, leading to a widening of our primary spread when interest rates fall and a narrowing when rates rise.

In 2001's dramatically declining interest rate environment, both index lags slowed the downward movement of our loan yield, causing Golden West's primary spread to expand to over 3% by the end of the year. In contrast, during the last period of rising interest rates that occurred in 1999-2000, our primary spread fell below 2% for a few months, while our ARM indexes were gradually adjusting upward.

A good way to think about Golden West's spread is that it moves in the opposite direction from changes in short-term interest rates. To illustrate this observation, we have provided a graph that plots, for the past three years, our monthend primary spread against the monthly average rate for Federal Funds (Fed Funds), used here as a proxy for short-term yields. This graph shows how the Company's spread reacted to large swings in short-term interest rates over the past two years. In particular, when rates went up between mid-1999 and mid-2000, our spread contracted. And, when rates came down in 2001, our spread widened substantially. It is important to remember that *short-term* interest rate changes have only *short-term* impacts on our margin and earnings. What matters in the long run is originating and retaining in portfolio a high volume of adjustable rate mortgages so that Golden West's earning asset base not only continues to grow, but also provides the interest rate risk protection that maintains the Company's primary spread at a profitable level.

Monthly Average of Federal Funds Rate and Monthend Golden West Primary Spread(a) 1999–2001


7.0
6.0
5.0
4.0
3.0
2.0
1.0
Federal Funds Rate (%)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
Golden West Primary Spread (%)
1999
2000
2001
Federal Funds
Golden West Primary Spread

(a) When reading this graph, please note that the left-hand scale is used for Federal Funds and the right-hand scale for Golden West's primary spread.

The Increase in Noninterest Income

In 2001, we also realized substantial growth in other revenue sources, which rose to $237 million, or $76 million over the prior year. The two largest sources were fee income and gains on the sale of securities, MBS, and loans. The increases in both these categories were directly related to the mortgage lending environment. In particular, we earned a significant amount of prepayment income, because of the high level of loan repayments caused by the surge in refinance activity. Additionally, we booked considerable gains on the sale of mortgages, because of the increased volume of fixed-rate loans we originated and subsequently sold in the secondary mortgage market. Our FRM sales provide a continuing benefit to the Company, because we collect fees on a monthly basis for servicing these loans.

The Role of General and Administrative Expense Management

It is truly the case that "There is no such thing as a free lunch." Another apt but overused expression is that "It costs money to make money." Both of these cliches apply when characterizing the management of general and administrative expenses (G&A) in 2001.

We have already discussed the four all-time records achieved in 2001. Now for the flip side. Total general and administrative expenses also reached new heights, although the ratios measuring performance in this area were favorable (see table on page 20). The 21% bump in G&A in 2001 was to be expected not only because of our record loan and savings volumes, but also because of the increased activity associated with the 52% expansion of the Company's earning assets over the past three years. As a practical matter, in order to generate a large and growing revenue stream, we must have the people, products, technology, and facilities to acquire and service constantly increasing volumes of loans, deposits, and borrowings.

Of course, we must manage costs wisely, in order to ensure that the revenues brought in by the business are not consumed by G&A. As a result of our long-standing practice of careful expense management, Golden West has earned the reputation of being *the low-cost operator,* with G&A ratios far below industry averages. To achieve these impressive G&A results, we have taken a focused and disciplined approach to running the business, emphasizing not only day-to-day cost control, but also careful investment in activities that support future growth. Basic elements of our strategy include:

- Delivering high-quality lending and investment products in an effective, efficient manner in our retail offices, over the telephone, and via the Internet.
- Devoting considerable energy to training our employees to provide excellent service in order to attract and retain customers in the highly competitive retail financial services business.
- Instilling the principles of cost-consciousness and productivity throughout the organization.
- Evaluating major capital investments and expenditures in terms of future payback, including improved productivity, increased business volumes, and enhanced customer service.
- Having the flexibility to react rapidly to aggressive pricing by competitors, if we choose.

The success of our G&A strategy can be seen in two important ratios:

- General and administrative expenses divided by average assets, an indication of how much a company spends to manage its assets.
- General and administrative expenses divided by net interest income plus noninterest income, a measure of how much pre-tax income is consumed by costs. This ratio, often termed the "efficiency ratio," shows how effectively or "efficiently" a company generates revenues.

General and administrative expense ratios typically fluctuate somewhat from year to year, because G&A, average assets, and revenues seldom change at the same pace. As seen in the following table, the Company's total general and administrative expenses grew significantly in 2001. However, because our average assets were substantially higher than in the prior year, the increase in our ratio of G&A to average assets was minor. At the same time, the substantial expansion of revenues from net interest income and noninterest income caused our efficiency ratio to decline to the lowest level Golden West ever recorded.

General and Administrative Expenses (G&A), G&A Percentage Change from Prior Year, G&A as a Percentage of Average Assets, and The Efficiency Ratio 1997-2001 (Dollars in Millions)

	For the Year Ended December 31				
	2001	2000	1999	1998	1997
G&A	$514	$425	$386	$355	$327
Change from prior year	21%	10%	9%	8%	2%
Percent of average assets	.90%	.87%	.98%	.90%	.84%
Efficiency ratio[a]	27.5%	32.4%	33.7%	32.1%	33.6%

(a) G&A as a percentage of net interest income plus noninterest income.

In other words

The ratio of G&A to average assets can vary somewhat from year to year. Let's look at the math to see why. The numerator is general and administrative expenses, which increases mainly due to inflation and growth of our mortgages and savings accounts. Except for unusual circumstances, G&A generally trends upward at a fairly steady rate. The denominator is average assets, the change in which can be highly variable because of mortgage market conditions that affect loan originations and repayments.

Producing Golden West's record results in 2001 required record resources. In particular, the extraordinary growth in the Company's assets and liabilities over the past three years necessitated the hiring of additional personnel. For example, between December 31, 1998 and yearend 2001, the number of real estate loans we service grew by 94,808, or 34%, to 375,540. Additionally, record growth in retail deposits in 2001 meant that we had to handle a significant increase in the number of savings and checking transactions. Furthermore, record mortgage origination and refinance activity in 2001 required that we manage an unusually high volume of loan transactions. At the same time that we added staff to handle current business demands, we continued to invest in initiatives that support the Company's future growth. Two examples of 2001 activities included:

- Launching our expanded Internet web site that provides Golden West with an additional channel to generate business in a cost-effective manner. This presence on the World Wide Web allows us to extend the Company's market reach to consumers outside our bricks and mortar territories. Furthermore, because of the convenience offered by electronic banking, we anticipate that both new and existing customers will increase their Internet business with us in the future.

- Continued investment in technology, including major expansion of our computer and network resources to handle the transmission and processing of ever-increasing volumes of data. In particular, this augmentation of our information infrastructure will facilitate the replacement and upgrading of our loan production system. This major initiative will enable us to better support our mortgage origination program by introducing productivity enhancements throughout the entire loan origination process, with the goal of bringing new products to market faster and closing mortgages more quickly than is currently possible.

February 14, 2002

Herbert M. Sandler
Chairman of the Board and Chief Executive Officer

Marion O. Sandler
Chairman of the Board and Chief Executive Officer

James T. Judd
Senior Executive Vice President, Golden West
President and Chief Operating Officer, World Savings

Russell W. Kettell
President

Community Service

We recognize our responsibility to make the places where we live and work better for all. Toward that goal, Golden West furnishes financial grants to assist the local neighborhoods we serve. And through Community Reinvestment in Action, we develop innovative loan programs that serve thousands of low-income customers each year.

In 2001, Golden West provided over $4 billion for home loans in low- to moderate-income and substantially minority neighborhoods. With the support and participation of senior management, community reinvestment has become an integral part of our everyday business.

Additionally, our employees donate their time on a regular basis to help build or renovate houses for the elderly and for low-income families through Company-sponsored house painting and repair programs.



○ *Stepping up to help those in need with a fresh coat of paint.*


Rebuilding

○ *Raising hopes and lifting spirits — one house at a time*

Grand Openings

Attracting deposits in record numbers. We continued the successful expansion of our savings network in California, Florida, Illinois, Nevada and Texas.

Pictured below are a few of the 12 architecturally stunning new offices opened in 2001.


WORLD SAVINGS

○ *Niles, Illinois*


GRAND OPENING
WORLD SAVINGS

○ *Bradenton, Florida*



○ *Henderson, Nevada*


WORLD SAVINGS

○ *Sebastian, Florida*

Glossary of Selected Financial Terms

Adjustable Rate Mortgage (ARM): A loan with an interest rate that is calculated as a spread, or margin, over an index. As the value of the index changes over time, the rate on the mortgage adjusts accordingly. For example, if the index value is 5.0% and the spread is 2.5%, the interest rate on the mortgage is 7.5%; if the index value falls by .5% to 4.5%, the mortgage yield decreases by the same amount to 7.0%.

Adjustable Rate Mortgage Index: A reference number that serves as the foundation for computing the rate on an adjustable rate mortgage*. The ARM rate is recalculated periodically as specified in the mortgage contract, based on changes in the index value.

While providing ARMs with a measure of interest rate sensitivity, indexes usually trail changes in market yields because of built-in lags. The most common is the "reporting lag," caused by the time it takes to compute and to report the index value. Index lags usually have a beneficial impact on Golden West's earnings when interest rates are declining, and a negative effect when yields are rising. However, the contribution of the index lags to profits is just a matter of timing, since increases and decreases in net income caused by the index lags are temporary and tend to offset each other over the course of the interest rate cycle.

Most of Golden West's ARMs are tied either to the Eleventh District Cost of Funds Index (COFI) or to the Cost of Savings Index (COSI), as defined below:

- **Eleventh District Cost of Funds Index (COFI):** An index equal to the monthly average cost of deposits and borrowings of the savings institution members of the Federal Home Loan Bank System's* Eleventh District, which is composed of California, Arizona, and Nevada. COFI has a two-month reporting lag. Additionally, there is a COFI "repricing lag," which occurs because the liabilities held by institutions in the Eleventh District are comprised of instruments with a variety of maturity and repricing characteristics. For example, there are checking and money market accounts; certificates of deposit; and adjustable and fixed-rate borrowings. Since only a portion of the District's liabilities matures or assumes market rates each month, COFI responds only gradually to changes in the interest environment.

- **Cost of Savings Index (COSI):** An index equal to the monthend weighted rate paid on the Company's savings and checking accounts. Because COSI mirrors the deposit portion of Golden West's liabilities, this index is an especially good fit for the Company's ARMs. COSI has a one-month reporting lag.

Basic Earnings Per Share: Net income available to common shareholders divided by the weighted average number of common shares outstanding for the period.

* Defined elsewhere in Glossary.

Basis Point: One one-hundredth of a percent, i.e., .01%.

Chargeoff: The recognition of the reduction in value of an asset, usually a loan or property acquired upon foreclosure.

Cost of Savings Index (COSI): See discussion under Adjustable Rate Mortgage Index.

Diluted Earnings Per Share: Net income available to common shareholders divided by the weighted average number of common shares outstanding for the period plus the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued through the exercise of stock options or conversion features of convertible securities.

Eleventh District Cost of Funds Index (COFI): See discussion under Adjustable Rate Mortgage Index.

Federal Funds Rate: The rate that U. S. banks charge each other for borrowings on an overnight basis. The price level of Federal Funds is influenced by actions of the Federal Reserve's Open Market Committee.

Federal Home Loan Bank System: The 12 District Federal Home Loan Banks provide a central credit facility as well as financial services to member institutions.

Institutional Certificates of Deposit: Certificates of deposit issued through wholesale channels to institutional investors.

LIBOR: London Inter-Bank Offered Rate, a sensitive, short-term market rate often used as an index for adjustable rate borrowings.

Mortgage-Backed Security (MBS): A debt instrument which has a pool of residential mortgages as the underlying collateral.

Net Interest Margin: Net interest income divided by average interest-earning assets, expressed as a percentage.

Nonperforming Assets (NPAs): Generally, loans 90 days or more delinquent, with balances not reduced for loan loss reserves, and real estate owned through foreclosure.

Recourse: The responsibility of a party selling loans or delivering assets for securitization to pay for losses caused by nonperforming borrowers. The degree of recourse may be unlimited or circumscribed as specified in individual contracts.

Recovery: At times, the values of properties acquired through foreclosure are adjusted to reflect market conditions. A reduction in value is termed a chargeoff*. The realization of an increase in value is called a recovery.

Troubled Debt Restructured (TDR): Loans that have been modified by the lender to grant a concession to the borrower because of a perceived temporary weakness in the collateral and/or borrower.

Summary of Operations

(Dollars in millions except per share figures)

		2001	2000
Operating Results	Interest income	$ 4,209	$ 3,796
	Interest expense	2,578	2,645
	Net interest income	1,631	1,151
	Provision for (recovery of) loan losses	22	9
	Net interest income after provision for (recovery of) loan losses	1,609	1,142
	Noninterest income	237	161
	General and administrative expense	514	425
	Earnings before taxes on income	1,332	878
	Taxes on income	513	332
	Earnings before cumulative effect of accounting change and before extraordinary item	$ 819[(b)]	$ 546
	Basic earnings per share before cumulative effect of accounting change and before extraordinary item	$ 5.18[(b)]	$ 3.44
	Diluted earnings per share before cumulative effect of accounting change and before extraordinary item	$ 5.11[(b)]	$ 3.41
Selected Balance Sheet Items	Assets	$58,586	$ 55,704
	Cash and investments	962	1,112
	Loans receivable, including mortgage-backed securities (MBS)	55,144	52,343
	Deposits	34,473	30,048[(c)]
	Borrowings	19,060	21,188
	Stockholders' equity	4,284	3,687
Loan Data	Real estate loans originated	$20,763	$ 19,783
	Yield on loan portfolio, including MBS	6.38%	8.03%
	Number of real estate loans[(a)]	329,262	335,458
Deposit Data	Increase (decrease) ($)	$ 4,425[(c)]	$ 2,333[(c)]
	Increase (decrease) (%)	14.7%	8.4%
	Cost of deposits	3.39%	5.52%
	Number of accounts	1,155,641	1,169,546
Spread Data	Yield on earning assets	6.36%	8.02%
	Less: cost of funds	3.15%	5.99%
	Primary spread	3.21%	2.03%
Ratios	Net interest income/average interest-earning assets (Net interest margin)	2.93%	2.42%
	General and administrative expense/average assets	.90%	.87%
	General and administrative expense/net interest income plus other income (Efficiency ratio)	27.5%	32.4%
	Net earnings/average assets (ROA)	1.43%[(b)]	1.12%
	Net earnings/average net worth (ROE)	20.4%[(b)]	16.2%
	Net worth/total assets	7.31%	6.62%
	Nonperforming assets and troubled debt restructured/total assets	.67%	.43%
	Net chargeoffs (recoveries)/average loans[(a)]	.00%	.00%
Per Share Data	Common stock price range	$70.00-47.15	$69.44-27.19
	Price/earnings ratio on mean market price	11[(b)]	14
	Cash dividends	$ .26	$ .22
	Book value	27.55	23.28

(a) Includes loans that were securitized and retained as MBS held to maturity.

(b) Excludes the cumulative effect of an accounting change resulting in a $6 million, or $.04 per basic and diluted earnings per share, one-time charge due to the adoption of SFAS 133 on January 1, 2001.

(c) Includes a $185 million decrease of wholesale CDs in 2001. Includes an ending balance of $185 million of wholesale CDs and a $415 million decrease of wholesale CDs in 2000. The ending balance and the increase in deposits in 1999 include $600 million of wholesale CDs. The year 1998 includes a decrease of $525 million of wholesale CDs. The ending balance and the increase in deposits in 1997 include $525 million of wholesale CDs.

1999	1998	1997	1996	1995	1994	1993	1992
$ 2,826	$ 2,962	$ 2,832	$ 2,582	$ 2,427	$ 1,876	$ 1,870	$ 1,984
1,823	1,995	1,942	1,751	1,704	1,155	1,137	1,267
1,003	967	890	831	723	721	733	717
(2)	11	58	84	61	63	66	43
1,005	956	832	747	662	658	667	674
144	138	82	75	39	35	63	41
386	355	327	321[e]	316	303	273	251
763	739	587	501[e]	385	390	457	464
283	292	233	193[f]	150	160	183	180
$ 480	$ 447[d]	$ 354	$ 308[g]	$ 235	$ 230	$ 274	$ 284
$ 2.90	$ 2.60[d]	$ 2.07	$ 1.78[g]	$ 1.33	$ 1.24	$ 1.43	$ 1.49
$ 2.87	$ 2.58[d]	$ 2.04	$ 1.74[g]	$ 1.31	$ 1.22	$ 1.41	$ 1.46
$42,142	$38,469	$39,590	$37,731	$35,118	$31,684	$28,829	$25,891
1,120	1,050	1,033	2,079	2,311	2,266	2,418	1,180
39,581	35,753	37,201	34,407	31,590	28,265	25,435	23,760
27,715[c]	26,219	24,110[c]	22,100	20,848	19,219	17,422	16,486
10,773	8,328	12,071	12,620	11,185	9,726	8,621	7,071
3,195	3,124	2,698	2,350	2,278	2,000	2,066	1,727
$12,672	$ 8,188	$ 7,483	$ 7,013	$ 5,949	$ 6,638	$ 6,412	$ 6,455
7.16%	7.32%	7.50%	7.39%	7.66%	6.91%	6.84%	7.66%
272,647	252,269	263,632	243,455	223,109	200,476	178,949	169,535
$ 1,496[c]	$ 2,109[c]	$ 2,010[c]	$ 1,252	$ 1,629	$ 1,797	$ 936	$ (332)
5.7%	8.7%	9.1%	6.0%	8.5%	10.3%	5.7%	(2.0%)
4.69%	4.67%	5.04%	4.98%	5.15%	4.57%	3.92%	4.40%
1,084,491	1,094,314	1,113,348	1,135,964	1,136,053	1,116,077	1,051,543	1,067,425
7.15%	7.30%	7.48%	7.37%	7.56%	6.81%	6.61%	7.52%
5.00%	4.96%	5.36%	5.28%	5.50%	5.00%	4.18%	4.75%
2.15%	2.34%	2.12%	2.09%	2.06%	1.81%	2.43%	2.77%
2.63%	2.53%	2.36%	2.39%	2.21%	2.52%	2.71%	2.95%
.98%	.90%	.84%	.89%[e]	.93%	1.02%	.97%	.99%
33.7%	32.1%	33.6%	35.4%[e]	41.3%	39.9%	34.4%	33.1%
1.22%	1.14%[d]	.91%	.86%[g]	.69%	.78%	.98%	1.12%
15.2%	15.4%[d]	14.1%	14.0%[g]	11.0%	11.1%	14.7%	17.9%
7.58%	8.12%	6.81%	6.23%	6.49%	6.31%	7.16%	6.67%
.59%	.85%	1.07%	1.43%	1.24%	1.35%	1.50%	1.33%
(.01%)	.00%	.06%	.10%	.15%	.18%	.16%	.10%
$38.02-29.27	$38.08-24.13	$32.60-19.96	$22.92-16.33	$19.17-11.58	$15.33-11.42	$16.79-12.38	$15.42-11.83
12	12[d]	13	11[g]	11	11	10	9
$ .193	$ .172	$ .152	$ .132	$ .117	$ .103	$ .09	$ .077
19.80	18.32	15.76	13.66	12.90	11.38	10.77	9.01

(d) Does not include an extraordinary charge of $21 million before tax, or $.07 per basic and diluted earnings per share, net of tax benefit, associated with the prepayment of FHLB advances. Includes a nonrecurring gain of $13 million before tax, or $.05 per basic and diluted earnings per share, after tax, realized when preferred stock purchased at a discount was redeemed by the issuer at par.

(e) Excludes the one-time assessment of $133 million for 1996 to recapitalize the Savings Association Insurance Fund (SAIF).

(f) Excludes a tax benefit of $139 million for 1996 arising from an earlier acquisition.

(g) Does not include the cumulative effect of a change in accounting for goodwill of $205 million, the one-time SAIF assessment of $133 million, or the $139 million tax benefit arising from an earlier acquisition.

Consolidated Statement of Financial Condition

(Dollars in thousands except per share figures)

	December 31	
Assets	**2001**	**2000**
Cash	$ 339,059	$ 350,430
Securities available for sale at fair value (cost of $260,200 and $10,784) (Note B)	622,670	392,841
Other investments at cost (fair value of $-0- and $368,317) (Note C)	-0-	368,555
Purchased mortgage-backed securities available for sale at fair value (cost of $231,613 and $69,159) (Notes D and K)	233,403	69,960
Purchased mortgage-backed securities held to maturity at cost (fair value of $282,366 and $389,527) (Notes E, J and K)	275,150	385,543
Mortgage-backed securities with recourse held to maturity at cost (fair value of $13,697,951 and $18,005,387) (Notes E, J and K)	13,569,619	18,124,987
Loans receivable less allowance for loan losses of $261,013 and $236,708 (Notes F and J)	41,065,375	33,762,643
Interest earned but uncollected (Note G)	255,600	276,306
Investment in capital stock of Federal Home Loan Banks, at cost which approximates fair value (Note J)	1,105,773	1,067,800
Foreclosed real estate	11,101	8,261
Premises and equipment, net (Note H)	328,579	307,652
Other assets (Note F)	779,942	588,991
	$58,586,271	$55,703,969

Liabilities and Stockholders' Equity		
Deposits (Note I)	$34,472,585	$30,047,919
Advances from Federal Home Loan Banks (Note J)	18,037,509	19,731,797
Securities sold under agreements to repurchase (Note K)	223,523	857,274
Senior debt (Note L)	198,215	-0-
Subordinated notes (Note M)	599,511	598,791
Taxes on income (Note N)	457,964	432,207
Other liabilities	312,774	348,694
	54,302,081	52,016,682
Stockholders' equity (Notes A, O and Q):		
Preferred stock, par value $1.00:		
Authorized 20,000,000 shares		
Issued and outstanding, none		
Common stock, par value $.10:		
Authorized 200,000,000 shares		
Issued and outstanding, 155,531,777 and 158,410,137 shares	15,553	15,841
Additional paid-in capital	173,500	151,458
Retained earnings	3,873,758	3,287,325
	4,062,811	3,454,624
Accumulated other comprehensive income from unrealized gains on securities, net of income tax of $142,881 and $150,195	221,379	232,663
Total Stockholders' Equity	4,284,190	3,687,287
	$58,586,271	$55,703,969

See notes to consolidated financial statements.

Consolidated Statement of Net Earnings

(Dollars in thousands except per share figures)

	Year Ended December 31		
	2001	2000	1999
Interest Income			
Interest on loans	$2,740,101	$2,469,556	$1,851,790
Interest on mortgage-backed securities	1,276,648	1,072,559	769,314
Interest and dividends on investments	192,863	254,425	204,741
	4,209,612	3,796,540	2,825,845
Interest Expense			
Interest on deposits (Note I)	1,522,328	1,494,447	1,250,364
Interest on advances	879,842	960,824	380,189
Interest on repurchase agreements	42,113	86,549	61,565
Interest on other borrowings	133,997	103,552	130,242
	2,578,280	2,645,372	1,822,360
Net Interest Income	1,631,332	1,151,168	1,003,485
Provision for (recovery of) loan losses	22,265	9,195	(2,089)
Net Interest Income after Provision for (Recovery of) Loan Losses	1,609,067	1,141,973	1,005,574
Noninterest Income			
Fees	150,675	78,016	65,456
Gain on the sale of securities, MBS, and loans	42,513	10,515	22,764
Change in fair value of derivatives	(9,738)	-0-	-0-
Other	53,289	72,289	55,082
	236,739	160,820	143,302
Noninterest Expense			
General and administrative:			
Personnel	298,435	243,787	215,483
Occupancy	80,908	72,355	67,015
Deposit insurance	5,712	5,699	5,358
Advertising	15,114	8,450	11,928
Other	113,633	94,556	86,363
	513,802	424,847	386,147
Earnings before Taxes on Income and Cumulative Effect of Accounting Change	1,332,004	877,946	762,729
Taxes on income (Note N)	513,181	332,155	282,750
Earnings before Cumulative Effect of Accounting Change	818,823	545,791	479,979
Cumulative effect of accounting change, net of tax (Note A)	(6,018)	-0-	-0-
Net Earnings	$ 812,805	$ 545,791	$ 479,979
Basic earnings per share before cumulative effect of accounting change	$ 5.18	$ 3.44	$ 2.90
Cumulative effect of accounting change, net of tax (Note A)	(.04)	.00	.00
Basic earnings per share (Note P)	$ 5.14	$ 3.44	$ 2.90
Diluted earnings per share before cumulative effect of accounting change	$ 5.11	$ 3.41	$ 2.87
Cumulative effect of accounting change, net of tax (Note A)	(.04)	.00	.00
Diluted earnings per share (Note P)	$ 5.07	$ 3.41	$ 2.87

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(Dollars in thousands)

	Year Ended December 31		
	2001	2000	1999
Cash Flows from Operating Activities			
Net earnings	$ 812,805	$ 545,791	$ 479,979
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for (recovery of) loan losses	22,265	9,195	(2,089)
Amortization of net loan (fees), costs, and (discounts)	23,288	7,877	(14,100)
Depreciation and amortization	33,538	30,242	28,215
Loans originated for sale	(2,327,382)	(240,684)	(793,443)
Sales of loans	2,919,066	349,809	1,196,403
Decrease (increase) in interest earned but uncollected	14,257	(93,118)	33,977
Federal Home Loan Bank stock dividends	(55,301)	(58,333)	(36,383)
(Increase) in other assets	(193,224)	(155,637)	(76,669)
Increase (decrease) in other liabilities	(31,806)	160,653	(296,685)
Increase (decrease) in taxes on income	33,071	109,742	(8,967)
Other, net	15,798	(16,268)	717
Net cash provided by operating activities	1,266,375	649,269	510,955
Cash Flows from Investing Activities			
New loan activity:			
Real estate loans originated for portfolio	(18,435,855)	(19,542,003)	(11,878,768)
Real estate loans purchased	-0-	(195)	(1,375)
Other, net	(428,778)	(276,993)	(100,285)
	(18,864,633)	(19,819,191)	(11,980,428)
Real estate loan principal payments:			
Monthly payments	601,623	537,989	580,428
Payoffs, net of foreclosures	8,582,589	3,926,007	4,366,672
	9,184,212	4,463,996	4,947,100
Purchases of mortgage-backed securities available for sale	(199,314)	(4,356)	-0-
Sales of mortgage-backed securities available for sale	4,642	-0-	-0-
Repayments of mortgage-backed securities	6,386,071	2,457,365	2,759,224
Proceeds from sales of real estate	35,166	43,537	109,165
Decrease (increase) in securities available for sale	(243,761)	52,521	(31,970)
Decrease (increase) in other investments	368,555	98,601	(44,771)
Purchases of Federal Home Loan Bank stock	(88,030)	(512,979)	-0-
Redemptions of Federal Home Loan Bank stock	111,807	36,688	275,673
Additions to premises and equipment	(54,884)	(62,344)	(38,063)
Net cash used in investing activities	(3,360,169)	(13,246,162)	(4,004,070)

See notes to consolidated financial statements.

	Year Ended December 31		
	2001	2000	1999
Cash Flows from Financing Activities			
Net increase in deposits	$ 4,424,666	$ 2,333,009	$ 1,495,815
Additions to Federal Home Loan Bank advances	2,945,500	13,664,250	4,332,230
Repayments of Federal Home Loan Bank advances	(4,639,788)	(2,847,672)	(1,580,482)
Proceeds from agreements to repurchase securities	5,410,609	7,809,989	7,826,377
Repayments of agreements to repurchase securities	(6,044,360)	(7,997,891)	(8,033,670)
Proceeds from senior debt	198,060	-0-	-0-
Repayments of subordinated notes	-0-	(215,000)	(100,000)
Dividends on common stock	(41,096)	(34,882)	(31,903)
Exercise of stock options	14,476	11,024	12,725
Purchase and retirement of Company stock	(185,644)	(109,297)	(345,059)
Net cash provided by financing activities	2,082,423	12,613,530	3,576,033
Net Increase (Decrease) in Cash	(11,371)	16,637	82,918
Cash at beginning of period	350,430	333,793	250,875
Cash at end of period	$ 339,059	$ 350,430	$ 333,793
Supplemental cash flow information:			
Cash paid for:			
Interest	$ 2,671,740	$ 2,543,728	$ 1,814,859
Income taxes	469,970	218,385	280,536
Cash received for interest and dividends	4,230,318	3,695,585	2,859,822
Noncash investing activities:			
Loans converted from adjustable rate to fixed-rate	465,060	28,930	522,047
Loans transferred to foreclosed real estate	34,792	35,948	65,392
Loans securitized into mortgage-backed securities with recourse held to maturity	2,995,949	9,482,904	4,773,615
Loans securitized into mortgage-backed securities with recourse, recorded as loans receivable per SFAS 140	6,011,873	-0-	-0-

See notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

(Dollars in thousands except per share figures)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity	Comprehensive Income
Balance at January 1, 1999	$ 5,686	$ 122,159	$ 2,781,925	$ 214,548	$ 3,124,318	
Net earnings	-0-	-0-	479,979	-0-	479,979	$479,979
Change in unrealized gains on securities available for sale	-0-	-0-	-0-	(55,981)	(55,981)	(55,981)
Reclassification adjustment for gains included in income	-0-	-0-	-0-	(750)	(750)	(750)
Comprehensive income						$423,248
Common stock issued upon exercise of stock options, including tax benefits — 1,508,461 shares	78	24,172	-0-	-0-	24,250	
Purchase and retirement of 10,734,000 shares of Company stock (Note O)	(404)	-0-	(344,655)	-0-	(345,059)	
Common stock split effected by means of a 200% stock dividend (Note O)	10,776	(10,776)	-0-	-0-	-0-	
Cash dividends on common stock ($.193 per share)	-0-	-0-	(31,903)	-0-	(31,903)	
Balance at December 31, 1999	16,136	135,555	2,885,346	157,817	3,194,854	
Net earnings	-0-	-0-	545,791	-0-	545,791	$545,791
Change in unrealized gains on securities available for sale	-0-	-0-	-0-	74,849	74,849	74,849
Reclassification adjustment for gains included in income	-0-	-0-	-0-	(3)	(3)	(3)
Comprehensive income						$620,637
Common stock issued upon exercise of stock options, including tax benefits — 725,004 shares	72	15,903	-0-	-0-	15,975	
Purchase and retirement of 3,673,300 shares of Company stock (Note O)	(367)	-0-	(108,930)	-0-	(109,297)	
Cash dividends on common stock ($.22 per share)	-0-	-0-	(34,882)	-0-	(34,882)	
Balance at December 31, 2000	15,841	151,458	3,287,325	232,663	3,687,287	
Net earnings	-0-	-0-	812,805	-0-	812,805	$812,805
Change in unrealized gains on securities available for sale	-0-	-0-	-0-	(11,246)	(11,246)	(11,246)
Reclassification adjustment for gains included in income	-0-	-0-	-0-	(38)	(38)	(38)
Comprehensive income						$801,521
Common stock issued upon exercise of stock options, including tax benefits — 797,090 shares	80	22,042	-0-	-0-	22,122	
Purchase and retirement of 3,675,450 shares of Company stock (Note O)	(368)	-0-	(185,276)	-0-	(185,644)	
Cash dividends on common stock ($.26 per share)	-0-	-0-	(41,096)	-0-	(41,096)	
Balance at December 31, 2001	$15,553	$173,500	$3,873,758	$221,379	$4,284,190	

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000, and 1999

(Dollars in thousands except per share figures)

NOTE A - Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Golden West Financial Corporation, a Delaware corporation, and its wholly owned subsidiaries (the Company or Golden West). Intercompany accounts and transactions have been eliminated. World Savings Bank, FSB (WSB), is a federally chartered savings bank and the Company's principal operating subsidiary with $58.4 billion in assets at December 31, 2001. WSB has a wholly owned subsidiary, World Savings Bank, FSB (Texas) (WTX) that is also a federally chartered savings bank regulated by the OTS. WTX had $7.7 billion of assets at December 31, 2001. Certain reclassifications have been made to prior year financial statements to conform to current presentation.

NATURE OF OPERATIONS. Golden West Financial Corporation, through its financial institution subsidiaries, operates 265 savings branches in nine states and 330 loan offices in 38 states, of which 133 loan offices are located in savings branches. The Company's primary source of revenue is interest from loans on residential real estate and mortgage-backed securities.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH. For the purpose of presentation in the Consolidated Statement of Cash Flows, cash is defined as cash held in office and amounts due from banks.

SECURITIES AVAILABLE FOR SALE AND OTHER INVESTMENTS. The Company classifies its investment securities as either held to maturity or available for sale. The Company has no trading securities. Securities held to maturity are recorded at cost with any discount or premium amortized using the interest method. Securities held to maturity are recorded at cost because the Company has the ability and intent to hold these securities to maturity. Securities available for sale are reported at fair value. Net unrealized gains and losses are excluded from earnings and reported net of applicable income taxes in other comprehensive income and as a separate component of stockholders' equity until realized. Realized gains or losses on sales of securities are recorded in earnings at the time of sale and are determined by the difference between the net sales proceeds and the cost of the security, using specific identification, adjusted for any unamortized premium or discount. The Company had Other Investments at December 31, 2000, consisting of overnight investments such as Eurodollar time deposits and federal funds, and longer-term investments such as collateralized mortgage obligations. These Other Investments were recorded at cost with any discount or premium amortized using a method that is not materially different from the interest method. The Company had no Other Investments outstanding at December 31, 2001.

MORTGAGE-BACKED SECURITIES. The Company has no mortgage-backed securities (MBS) classified as trading. Mortgage-backed securities held to maturity are recorded at cost because the Company has the ability and intent to hold these MBS to maturity. Premiums and discounts on MBS are amortized or accreted using the interest method over the estimated life of the security. MBS available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported net of applicable income taxes as a separate component of stockholders' equity until realized. Realized gains or losses on sales of MBS are recorded in earnings at the time of sale and are determined by the difference between the net sales proceeds and the cost of MBS, using specific identification, adjusted for any unamortized premium or discount. The Company has securitized certain loans from its held for investment loan portfolio into MBS with recourse and into Real Estate Mortgage Investment Conduits (REMICs) which are held to maturity and available to be used as collateral for borrowings. The REMICs and loan securitizations are not recorded as sales because 100% of the beneficial ownership interests are retained by the Company, including both the primary and subordinate retained interests on REMICs. The REMIC securities are recorded at cost and are evaluated with the other held-to-maturity MBS for impairment based upon the characteristics of the underlying loans.

SECURITIZED LOANS. In accordance with Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140), securities resulting from real estate loan securitizations formed after March 31, 2001 are included in Loans Receivable, and are not considered investments subject to Statement of Financial Accounting Standards No. 115 classification.

LOANS RECEIVABLE. The Company's real estate loan portfolio consists primarily of long-term loans collateralized by first deeds of trust on single-family residences and multi-family residential property. In addition to real estate loans, the Company makes loans on the security of savings accounts.

The adjustable rate mortgage (ARM) is the Company's primary real estate loan. The ARM carries an interest rate that may change as often as monthly, based on movements in certain cost of funds or other indexes. Interest rate changes and monthly payments of principal and interest may be subject to maximum increases or decreases. Negative amortization may occur during periods when payments are limited. A portion of the Company's ARMs are originated with a low, fixed rate for an initial period, primarily one to 12 months.

The Company originates loans that are held for sale, primarily fixed-rate loans. These loans are recorded at the lower of cost or market.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's policy is to measure impairment based on the fair value of the collateral. When the value of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. The valuation allowance and provision for loan losses are adjusted for changes in the fair value of the collateral. Impairment is measured on an individual loan basis for larger multi-family loans and on a group basis for smaller single family one-to-four unit loans.

Loan origination fees, net of certain direct loan origination costs, are deferred and amortized as an interest income yield adjustment over the actual life of the related loans using the interest method. Loan origination fees, net of certain direct loan origination costs, on loans originated for sale are deferred until the loans are sold and recognized at the time of sale.

"Fees," which include fees for prepayment of loans, income for servicing loans, late charges for delinquent payments, fees from deposit accounts, and miscellaneous fees, are recorded when collected.

Nonperforming assets consist of loans 90 days or more delinquent, with balances not reduced for loan loss reserves, and real estate owned through foreclosure. For loans past due 90 days or more, all interest earned but uncollected is fully reserved.

Troubled debt restructured consists of loans that have been modified by the lender to grant a concession to the borrower because of a perceived temporary weakness in the collateral and/or the borrower's ability to make scheduled payments.

FORECLOSED REAL ESTATE. Foreclosed real estate is comprised of improved property acquired through foreclosure. All real estate owned is recorded at the lower of cost or fair value. Included in the fair value is the estimated selling price in the ordinary course of business less estimated costs to repair, hold, and dispose of the property. Costs relating to holding property, net of rental and option income, are expensed in the current period. Gains on the sale of real estate are recognized at the time of sale. Losses realized and expenses incurred in connection with the disposition of foreclosed real estate are charged to current earnings.

ALLOWANCE FOR LOAN LOSSES. The Company provides specific valuation allowances for losses on loans when impaired and a write-down on foreclosed real estate when any significant and permanent decline in value is identified. The Company also utilizes a methodology for monitoring and estimating loan losses that is based on both historical experience in the loan portfolio and factors reflecting current economic conditions. This approach uses a database that identifies losses on loans and foreclosed real estate from past years to the present, broken down by year of origination, type of loan, and geographical area. Based on these historical analyses, management is then able to estimate a range of general loss allowances by type of loan and risk category to cover losses inherent in the portfolio. One-to-four single-family real estate loans are evaluated as a group. In addition, periodic reviews are made of major multi-family and commercial real estate loans and foreclosed real estate. Where indicated, specific and general valuation allowances are established or adjusted. In estimating probable losses, consideration is given to the estimated sales price, cost of refurbishing the security property, payment of delinquent taxes, cost of disposal, and cost of holding the property. Additions to, and reductions from the allowances are reflected in current earnings based upon quarterly reviews of the portfolio. The review methodology and historical analyses are reconsidered quarterly.

MORTGAGE SERVICING RIGHTS. Capitalized Mortgage Servicing Rights (CMSRs) are periodically reviewed for impairment based on fair value. The fair value of the CMSRs, for the purposes of impairment measurement, is determined by using a discounted cash flow analysis based on the Company's estimated annual cost of servicing, market prepayment rates, and market discount rates. At December 31, 2001 and 2000, there was no impairment. The balance of CMSRs is included in "Other assets" in the Consolidated Statement of Financial Condition and is being amortized over the projected servicing period. The amortization of the CMSRs is included in "Fees" in the Consolidated Statement of Net Earnings.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE. The Company enters into sales of securities under agreements to repurchase (reverse repurchase agreements) only with selected dealers and banks. Reverse repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the Consolidated Statement of Financial Condition. The securities underlying the agreements remain in the asset accounts.

INTEREST RATE SWAPS. The Company utilizes certain derivative financial instruments, primarily various types of interest rate swaps, as a part of its interest rate risk management strategy. Such instruments are entered into solely to alter the repricing characteristics of designated assets and liabilities. The Company does not hold any derivative financial instruments for trading purposes.

An interest rate swap is an agreement between two parties in which one party exchanges cash payments based on a fixed or floating rate of interest for a counterparty's cash payment based on a floating rate of interest. The amounts to be paid are defined by agreement and determined by applying the specified interest rates to a notional principal amount. Interest rate swap agreements are entered into to limit the impact of changes in interest rates on mortgage loans, or other designated assets, deposits or borrowings. The interest rate differential paid or received on interest rate swap agreements is recognized over the life of the agreements, with income and expense recorded in the same category as the designated balance sheet item. The designated balance sheet item is generally a pool of assets or liabilities with similar interest rate characteristics. Some interest rate swaps are entered into with starting dates in the future in anticipation of future prepayments on fixed-rate assets.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), beginning January 1, 2001, the Company recognized the fair value of its interest rate swap agreements as assets or liabilities on the Consolidated Statement of Financial Condition. Because the Company has decided not to utilize permitted hedge accounting for its existing swap positions, the changes in fair value of these instruments are reflected in the Consolidated Statement of Net Earnings as "Change in Fair Value of Derivatives".

TAXES ON INCOME. The Company files consolidated federal income tax returns with its subsidiaries. The provision for federal and state taxes on income is based on taxes currently payable and taxes expected to be payable in the future as a result of events that have been recognized in the financial statements or tax returns.

REGULATORY CAPITAL REQUIREMENTS. The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) established capital standards for federally insured financial institutions, such as WSB and WTX. Under FIRREA, thrifts and savings banks must have tangible capital equal to at least 1.5% of adjusted total assets, have core capital equal to at least 4% of adjusted total assets, and have risk-based capital equal to at least 8% of risk-weighted assets.

The OTS and other bank regulatory agencies have adopted rules based upon five capital tiers: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically under-capitalized. The rules provide that a savings association is "well-capitalized" if its leverage ratio is 5% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its total risk-based capital ratio is 10% or greater, and the institution is not subject to a capital directive.

As used herein, the total risk-based capital ratio is the ratio of total capital to risk-weighted assets, Tier 1 risk-based capital ratio is the ratio of core capital to risk-weighted assets, and the Tier 1 or leverage ratio is the ratio of core capital to adjusted total assets, in each case as calculated in accordance with current OTS capital regulations. As of December 31, 2001, the most recent notification from the OTS categorized WSB and WTX as "well-capitalized" under the current requirements. There are no conditions or events that have occurred since that notification that the Company believes would have an impact on the categorization of WSB or WTX.

At December 31, 2001 and 2000, WSB and WTX had the following regulatory capital calculated in accordance with FIRREA's capital standards:

December 31, 2001	ACTUAL		MINIMUM CAPITAL REQUIREMENTS	
	Capital	Ratio	Capital	Ratio
WSB:				
Tangible	$4,480,834	7.71%	$ 871,198	1.50%
Tier 1 (core or leverage)	4,480,834	7.71	2,323,194	4.00
Total risk-based	4,836,208	14.24	2,716,210	8.00
WTX:				
Tangible	$ 401,886	5.23%	$ 115,211	1.50%
Tier 1 (core or leverage)	401,886	5.23	307,229	4.00
Total risk-based	402,025	25.05	128,385	8.00

December 31, 2000	ACTUAL		MINIMUM CAPITAL REQUIREMENTS	
	Capital	Ratio	Capital	Ratio
WSB:				
Tangible	$3,653,377	6.60%	$ 830,326	1.50%
Tier 1 (core or leverage)	3,653,377	6.60	2,214,203	4.00
Total risk-based	3,982,988	12.44	2,562,226	8.00
WTX:				
Tangible	$ 288,409	5.34%	$ 80,982	1.50%
Tier 1 (core or leverage)	288,409	5.34	215,951	4.00
Total risk-based	288,410	26.69	86,432	8.00

December 31, 2001	ACTUAL		WELL-CAPITALIZED CAPITAL REQUIREMENTS	
	Capital	Ratio	Capital	Ratio
WSB:				
Tier 1 (core or leverage)	$4,480,834	7.71%	$2,903,992	5.00%
Tier 1 risk based	4,480,834	13.20	2,037,158	6.00
Total risk-based	4,836,208	14.24	3,395,263	10.00
WTX:				
Tier 1 (core or leverage)	$ 401,886	5.23%	$ 384,036	5.00%
Tier 1 risk based	401,886	25.04	96,289	6.00
Total risk-based	402,025	25.05	160,481	10.00

December 31, 2000	ACTUAL		WELL-CAPITALIZED CAPITAL REQUIREMENTS	
	Capital	Ratio	Capital	Ratio
WSB:				
Tier 1 (core or leverage)	$3,653,377	6.60%	$2,767,753	5.00%
Tier 1 risk based	3,653,377	11.41	1,921,670	6.00
Total risk-based	3,982,988	12.44	3,202,783	10.00
WTX:				
Tier 1 (core or leverage)	$ 288,409	5.34%	$ 269,939	5.00%
Tier 1 risk based	288,409	26.69	64,824	6.00
Total risk-based	288,410	26.69	108,039	10.00

RETAINED EARNINGS. Because they are subsidiaries of a savings and loan holding company, WSB and WTX must file a notice with the OTS prior to making capital distributions and, in some cases, may need to file applications. The OTS may disapprove a notice or deny an application, in whole or in part, if the OTS finds that: (a) the insured subsidiary would be undercapitalized or worse following the capital distribution; (b) the proposed capital distribution raises safety and soundness concerns; or (c) the proposed capital distribution violates a prohibition contained in any statute, regulation, agreement with the OTS, or a condition imposed upon the insured subsidiary in an OTS approved application or notice. In general, WSB and WTX may, with prior notice to the OTS, make capital distributions during a calendar year in an amount equal to that year's net income plus retained net income for the preceding two years, as long as immediately after such distributions they remain at least adequately capitalized. Capital distributions in excess of such amount, or which would cause WSB or WTX to no longer be adequately capitalized, require specific OTS approval.

At December 31, 2001, $2.3 billion of WSB's retained earnings were available for the payment of cash dividends without the imposition of additional federal income taxes. The Company is not subject to the same tax and reporting restrictions as are WSB and WTX.

NEW ACCOUNTING PRONOUNCEMENTS. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS 133 as of January 1, 2001 and recorded a loss of $10 million before tax, or $6 million after tax. Because the Company has decided not to use permitted hedge accounting for the derivative financial instruments in portfolio on December 31, 2001, the changes in fair value of these instruments are reflected in the Consolidated Statement of Net Earnings as "Change in Fair Value of Derivatives".

In September 2000, the FASB issued SFAS 140. This statement replaces Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. In its REMIC securitizations, the Company does not have any effective "retained interests" requiring disclosure under SFAS 140. In accordance with SFAS 140, the Company's securitizations after March 31, 2001 resulted in securities classified as loans receivable.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. The Company does not expect the adoption of SFAS 142 for its fiscal year beginning January 1, 2002 to have a material effect on its financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of this statement to have a material impact on its financial statements and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. In addition, this Statement resolves implementation issues of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not expect the adoption of this statement to have a material impact on its financial statements and results of operations.

NOTE B - Securities Available for Sale

The following is a summary of securities available for sale:

	December 31, 2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury and government agency obligations	$ 4,518	$ 481	$ -0-	$ 4,999
Collateralized mortgage obligations	755	-0-	29	726
Equity securities	5,530	362,018	-0-	367,548
Federal funds	49,397	-0-	-0-	49,397
Eurodollar time deposits	200,000	-0-	-0-	200,000
	$260,200	$362,499	$ 29	$622,670

	December 31, 2000			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury and government agency obligations	$ 4,458	$ 551	$ -0-	$ 5,009
Collateralized mortgage obligations	796	-0-	41	755
Equity securities	5,530	381,547	-0-	387,077
	$ 10,784	$382,098	$ 41	$392,841

The weighted average portfolio yields on securities available for sale were 2.86% and 38.31% (based on cost) at December 31, 2001 and 2000, respectively. Principal proceeds from the sales of securities from the securities available for sale portfolio were $-0- (2001), $14 (2000), and $1,269 (1999) and resulted in realized gains of $-0- (2001), $4 (2000), and $1,250 (1999) and realized losses of $-0- (2001), $-0- (2000), and $-0- (1999).

At December 31, 2001, the securities available for sale had maturities as follows:

Maturity	Amortized Cost	Fair Value
No maturity	$ 10,048	$372,547
2002	249,397	249,397
2003 through 2006	-0-	-0-
2007 through 2011	600	580
2012 and thereafter	155	146
	$260,200	$622,670

NOTE C - Other Investments

At December 31, 2001, the Company had no other investments outstanding.

	December 31, 2000			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Overnight Investments:				
Federal funds	$318,736	$-0-	$ -0-	$318,736
Eurodollar time deposits	40,000	-0-	-0-	40,000
Longer-Term Investments:				
Collateralized mortgage obligations	9,819	-0-	238	9,581
	$368,555	$-0-	$238	$368,317

The weighted average portfolio yield on other investments was 6.21% at December 31, 2000. There were no sales of other investments during 2001, 2000, or 1999.

NOTE D - Purchased Mortgage-Backed Securities Available for Sale

Purchased mortgage-backed securities available for sale are summarized as follows:

	December 31, 2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
FNMA	$ 96,700	$ 472	$105	$ 97,067
FHLMC	123,362	927	18	124,271
GNMA	11,551	517	3	12,065
	$231,613	$1,916	$126	$233,403

	December 31, 2000			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
FNMA	$30,195	$ 352	$122	$30,425
FHLMC	23,693	291	149	23,835
GNMA	15,240	452	21	15,671
Other	31	-0-	2	29
	$69,159	$1,095	$294	$69,960

The weighted average portfolio yields on mortgage-backed securities available for sale were 7.11% and 8.98% at December 31, 2001, and 2000, respectively. In 2001, the Company sold $4.6 million of mortgage-backed securities available for sale and realized a gain of $13 thousand. There were no sales of securities from the mortgage-backed securities available for sale portfolio in 2000 or 1999.

At December 31, 2001, purchased mortgage-backed securities available for sale had contractual maturities as follows:

Maturity	Amortized Cost	Fair Value
2002 through 2006	$ 265	$ 271
2007 through 2011	2,257	2,418
2012 and thereafter	229,091	230,714
	$231,613	$233,403

NOTE E - Mortgage-Backed Securities Held to Maturity

Mortgage-backed securities held to maturity are summarized as follows:

	December 31, 2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Purchased MBS held to maturity:				
FNMA	$ 242,739	$ 4,887	$ -0-	$ 247,626
FHLMC	15,845	1,256	-0-	17,101
GNMA	16,566	1,073	-0-	17,639
Subtotal	275,150	7,216	-0-	282,366
MBS with recourse held to maturity:				
FNMA	4,732,779	53,018	31,495	4,754,302
REMICs	8,836,840	106,809	-0-	8,943,649
Subtotal	13,569,619	159,827	31,495	13,697,951
Total	$13,844,769	$167,043	$31,495	$13,980,317

	December 31, 2000			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Purchased MBS held to maturity:				
FNMA	$ 342,339	$ 3,291	$ 1,638	$ 343,992
FHLMC	21,397	1,543	-0-	22,940
GNMA	21,807	788	-0-	22,595
Subtotal	385,543	5,622	1,638	389,527
MBS with recourse held to maturity:				
FNMA	7,758,409	12,574	92,654	7,678,329
REMICs	10,366,578	11,348	50,868	10,327,058
Subtotal	18,124,987	23,922	143,522	18,005,387
Total	$18,510,530	$29,544	$145,160	$18,394,914

The weighted average portfolio yields on mortgage-backed securities held to maturity were 6.34% and 7.97% at December 31, 2001 and 2000, respectively. There were no sales of securities from the mortgage-backed securities held to maturity portfolio during 2001, 2000, or 1999.

At December 31, 2001, mortgage-backed securities held to maturity had contractual maturities as follows:

Maturity	Amortized Cost	Fair Value
2002 through 2006	$ 11	$ 12
2007 through 2011	143	152
2012 and thereafter	13,844,615	13,980,628
	$13,844,769	$13,980,792

NOTE F - Loans Receivable

	December 31	
	2001	2000
Loans collateralized primarily by first deeds of trust:		
One- to four-family dwelling units	$38,326,759	$31,353,927
Over four-family dwelling units	2,766,888	2,444,832
Commercial property	29,117	39,810
Land	199	347
	41,122,963	33,838,916
Loans on savings accounts	16,672	21,429
	41,139,635	33,860,345
Less:		
Undisbursed loan funds	7,171	6,703
Unearned fees, (deferred costs), and discounts	(193,924)	(145,709)
Allowance for loan losses	261,013	236,708
	$41,065,375	$33,762,643

As of December 31, 2001 and 2000, the Company had $670 million and $550 million, respectively, of second mortgages outstanding. The balance of the second mortgages is included in the table above in the one- to four-family dwelling units.

In addition to loans receivable and MBS with recourse held to maturity, the Company services loans for others. At December 31, 2001 and 2000, the amount of loans sold with servicing retained by the Company was $4,832,884 and $2,899,079, respectively. At December 31, 2001 and 2000, the balance outstanding of loans sold with recourse amounted to $2,797,634 and $1,915,672, respectively.

At December 31, 2001 and 2000, the Company had $429 million and $128 million, respectively, in loans held for sale, all of which are carried at the lower of cost or market. At December 31, 2001, the Company had $5 billion of loans that were securitized after March 31, 2001 that are securities classified as loans receivable in accordance with SFAS 140.

Capitalized mortgage servicing rights are included in "Other assets" on the Consolidated Statement of Financial Condition. The following is a summary of capitalized mortgage servicing rights:

	Year Ended December 31	
	2001	2000
Balance at January 1	$28,355	$37,295
New capitalized mortgage servicing rights from loan sales	41,587	3,404
Amortization of capitalized mortgage servicing rights	(13,886)	(12,344)
Balance at December 31	$56,056	$28,355

A summary of the changes in the allowance for loan losses is as follows:

	Year Ended December 31		
	2001	2000	1999
Balance at January 1	$236,708	$232,134	$244,466
Provision for (recovery of) loan losses charged to expense	22,265	9,195	(2,089)
Less loans charged off	(2,425)	(623)	-0-
Recoveries	351	472	1,800
Net transfer of allowance (to) from recourse liability	4,114	(4,470)	(12,043)
Balance at December 31	$261,013	$236,708	$232,134

The following is a summary of impaired loans:

	December 31	
	2001	2000
Nonperforming loans	$382,510	$231,155
Troubled debt restructured	1,505	1,933
Other impaired loans	11,225	22,974
	$395,240	$256,062

The portion of the allowance for loan losses that was specifically provided for impaired loans was $2,712 and $4,036 at December 31, 2001 and 2000, respectively. The average recorded investment in total impaired loans was $322,844 and $264,895 during 2001 and 2000, respectively. All amounts involving impaired loans have been measured based upon the fair value of the related collateral. The amount of interest income recognized during the years ended December 31, 2001, 2000, and 1999 on the total of impaired loans at each yearend was $17,056 (2001), $11,187 (2000), and $13,912 (1999).

NOTE G - Interest Earned But Uncollected

	December 31	
	2001	2000
Loans receivable	$154,209	$130,793
Mortgage-backed securities	91,228	127,944
Interest rate swaps	2,377	3,210
Other	7,786	14,359
	$255,600	$276,306

NOTE H - Premises and Equipment

	December 31	
	2001	2000
Land	$ 79,660	$ 75,420
Building and leasehold improvements	241,522	221,406
Furniture, fixtures, and equipment	242,024	216,431
	563,206	513,257
Accumulated depreciation and amortization	234,627	205,605
	$328,579	$307,652

Depreciation and amortization, computed by the straight-line method for financial statement purposes, are provided over the useful lives of the various classes of premises and equipment.

The aggregate future rentals under long-term operating leases on land or premises in effect on December 31, 2001, and which expire between 2002 and 2064, amounted to approximately $182,524. The approximate minimum payments during the five years ending 2006 are $23,817 (2002), $22,203 (2003), $19,111 (2004), $16,832 (2005), $14,486 (2006) and $86,075 thereafter. Certain of the leases provide for options to renew and for the payment of taxes, insurance, and maintenance costs. The rental expense for the year amounted to $26,381 (2001), $24,016 (2000), and $22,233 (1999).

NOTE I - Deposits

	December 31			
	2001		2000	
	Rate*	Amount	Rate*	Amount
Deposits by rate:				
Interest-bearing checking accounts	1.33%	$ 155,799	2.91%	$ 74,598
Interest-bearing checking accounts swept into money market deposit accounts	2.06	4,613,087	3.33	3,059,928
Passbook accounts	0.87	459,953	1.53	451,228
Money market deposit accounts	2.82	8,569,759	4.21	3,534,786
Term certificate accounts with original maturities of:				
4 weeks to 1 year	3.37	10,852,181	6.19	12,325,768
1 to 2 years	4.39	6,415,700	6.06	7,275,219
2 to 3 years	5.11	1,619,868	5.76	1,367,147
3 to 4 years	5.23	737,981	5.80	453,974
4 years and over	5.59	799,025	5.99	675,120
Retail jumbo CDs	4.47	249,088	5.82	644,962
Wholesale CDs	0.00	-0-	6.61	185,000
All other	6.94	144	6.88	189
		$34,472,585		$30,047,919

*Weighted average interest rate including the impact of interest rate swaps.

	December 31			
	2001		2000	
	Rate*	Amount	Rate*	Amount
Deposits by remaining maturity at yearend:				
No contractual maturity	2.49%	$13,798,598	3.65%	$ 7,120,540
Maturity within one year	3.87	17,893,723	6.10	20,723,095
After one but within two years	4.47	1,759,044	6.04	1,478,292
After two but within three years	4.62	475,167	6.15	365,124
After three but within four years	6.58	282,114	5.40	68,960
After four but within five years	4.81	245,504	6.67	260,181
Over five years	5.69	18,435	5.40	31,727
		$34,472,585		$30,047,919

*Weighted average interest rate including the impact of interest rate swaps.

At December 31, the weighted average cost of deposits was 3.39% (2001) and 5.52% (2000).

Interest expense on deposits is summarized as follows:

	Year Ended December 31		
	2001	2000	1999
Interest-bearing checking accounts	$ 3,132	$ 2,946	$ 2,433
Interest-bearing checking accounts swept into money market deposit accounts	111,748	109,492	108,577
Passbook accounts	5,917	8,837	11,761
Money market deposit accounts	187,867	201,265	267,775
Term certificate accounts	1,213,664	1,171,907	859,818
	$1,522,328	$1,494,447	$1,250,364

NOTE J - Advances from Federal Home Loan Banks

Advances are secured by pledges of certain loans, securitized loans, MBS-REMIC principal, capital stock of the Federal Home Loan Banks, and other MBS. These borrowings have maturities and interest rates as follows:

	December 31, 2001	
Maturity	Amount	Stated Rate
2002	$ 5,461,178	2.16%
2003	6,829,909	2.69
2004	1,038,304	2.29
2005	2,532,043	2.98
2006	1,928,818	2.21
2007 and thereafter	247,257	6.45
	$18,037,509	

	December 31, 2000	
Maturity	Amount	Stated Rate
2001	$ 4,632,945	6.63%
2002	5,046,172	6.71
2003	6,816,453	6.63
2004	1,026,246	6.70
2005	1,521,235	6.54
2006 and thereafter	688,746	6.74
	$19,731,797	

At December 31, the weighted average adjusted interest rate was 2.55% (2001) and 6.65% (2000). These borrowings averaged $18,674,849 (2001) and $14,761,217 (2000) and the maximum outstanding at any monthend was $19,633,825 (2001) and $19,731,797 (2000). Of the advances outstanding at December 31, 2001, $17.2 billion were tied to a LIBOR index and were scheduled to reprice within 90 days.

NOTE K - Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are collateralized by mortgage-backed securities with a market value of $224,546 and $948,664 at December 31, 2001 and 2000, respectively.

December 31, 2001		
Maturity	Amount	Stated Rate
2002	$223,523	1.96%

December 31, 2000		
Maturity	Amount	Stated Rate
2001	$657,274	6.52%
2002	200,000	6.71
	$857,274	

At December 31, these liabilities had a weighted average adjusted interest rate of 1.96% (2001) and 6.56% (2000). These borrowings averaged $641,651 (2001) and $966,255 (2000) and the weighted average interest rate on these averages was 4.83% for 2001 and 5.99% for 2000. The maximum outstanding at any monthend was $1,156,079 (2001) and $1,160,536 (2000). At the end of 2001 and 2000, all of the agreements to repurchase with brokers/dealers were to reacquire the same securities.

NOTE L - Senior Debt

	December 31	
	2001	2000
Golden West Financial Corporation senior debt, unsecured, due 2006 at coupon rate of 5.50% net of unamortized discount of $1,785 (2001)	$198,215	$ -0-

At December 31, 2001, the senior debt had a weighted average interest rate of 5.75%.

NOTE M - Subordinated Notes

	December 31	
	2001	2000
Golden West Financial Corporation subordinated notes, unsecured, due from 2002 to 2003, at coupon rates of 6.00% to 8.375%, net of unamortized discount of $489 (2001) and $1,209 (2000)	$599,511	$598,791

At December 31, subordinated notes had a weighted average interest rate of 7.16% (2001) and 7.17% (2000). At December 31, 2001, subordinated notes had maturities and interest rates as follows:

Maturity	Stated Rate	Amount
2002	7.69%	$399,823
2003	6.10	199,688
		$599,511

NOTE N - Taxes on Income

The following is a comparative analysis of the provision for federal and state taxes on income.

	Year Ended December 31		
	2001	2000	1999
Federal income tax:			
Current	$454,381	$218,874	$228,292
Deferred	(21,791)	65,261	19,153
State tax:			
Current	81,235	34,449	30,689
Deferred	(644)	13,571	4,616
	$513,181	$332,155	$282,750

The amounts of net deferred liability included in taxes on income in the Consolidated Statement of Financial Condition are as follows:

	December 31	
	2001	2000
Federal income tax	$267,099	$294,748
State tax	70,490	72,105

The deferred tax liability results from changes in the amounts of temporary differences during the year. The components of the net deferred tax liability are as follows:

	December 31	
	2001	2000
Deferred tax liabilities:		
Loan fees and interest income	$208,559	$186,900
Unrealized gains on debt and equity securities	142,881	150,176
FHLB stock dividends	142,255	120,550
Depreciation	17,402	17,187
Bad debt reserve	14,039	17,084
Other deferred tax liabilities	41	28
Gross deferred tax liabilities	525,177	491,925
Deferred tax assets:		
Provision for losses on loans	106,413	98,068
State taxes	30,333	14,946
Other deferred tax assets	50,842	12,058
Gross deferred tax assets	187,588	125,072
Net deferred tax liability	$337,589	$366,853

A reconciliation of income taxes at the federal statutory corporate rate to the effective tax rate follows:

	Year Ended December 31					
	2001		2000		1999	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Computed standard corporate tax expense	$466,201	35.0%	$307,281	35.0%	$266,955	35.0%
Increases (reductions) in taxes resulting from:						
State tax, net of federal income tax benefit	55,915	4.2	36,579	4.2	33,877	4.5
Net financial income, not subject to income tax, primarily related to acquisitions	(8,105)	(.6)	(9,309)	(1.1)	(8,953)	(1.2)
Other	(830)	(.1)	(2,396)	(.3)	(9,129)	(1.2)
	$513,181	38.5%	$332,155	37.8%	$282,750	37.1%

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," a deferred tax liability has not been recognized for the tax bad debt reserve of WSB that arose in tax years that began prior to December 31, 1987. At December 31, 2001 and 2000, the portion of the tax bad debt reserve attributable to pre-1988 tax years was approximately $252 million. The amount of unrecognized deferred tax liability at December 31, 2001 and 2000, was approximately $88 million. This deferred tax liability could be recognized if certain distributions are made with respect to the stock of WSB, or the bad debt reserve is used for any purpose other than absorbing bad debt losses.

NOTE O - Stockholders' Equity

The Company's Board of Directors, through five separate actions beginning in 1993, authorized the repurchase by the Company of up to 60.6 million shares of Golden West's common stock. As of December 31, 2001, 46,572,598 of such shares had been repurchased and retired at a cost of $1.1 billion since October 28, 1993. During 2001, 3,675,450 of the shares were purchased and retired at a cost of $186 million.

In November 1999, the Company's Board of Directors authorized a three-for-one stock split of the outstanding common stock of the Company by declaring a 200 percent stock dividend. The stock split became effective on December 10, 1999. All references in the consolidated financial statements to the number of shares of common stock, prices per share, earnings and dividends per share, and other per share amounts have been restated to reflect the stock split.

NOTE P - Earnings Per Share

The Company calculates Basic Earnings Per Share (EPS) and Diluted EPS in accordance with SFAS 128. Basic EPS is calculated by dividing net earnings for the period by the weighted average common shares outstanding for that period. Diluted EPS takes into account the effect of dilutive instruments, such as stock options, but uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted average number of shares outstanding.

The following is a summary of the calculation of basic and diluted EPS:

	Year Ended December 31		
	2001	2000	1999
Earnings before cumulative effect of accounting change	$818,823	$545,791	$479,979
Cumulative effect of accounting change, net of tax	(6,018)	-0-	-0-
Net earnings	$812,805	$545,791	$479,979
Weighted average shares	158,262,474	158,559,273	165,767,526
Dilutive effect of outstanding common stock equivalents	2,096,011	1,718,724	1,183,940
Diluted average shares outstanding	160,358,485	160,277,997	166,951,466
Basic Earnings Per Share Calculation:			
Basic earnings per share before cumulative effect of accounting change	$ 5.18	$ 3.44	$ 2.90
Cumulative effect of accounting change, net of tax	(.04)	.00	.00
Basic earnings per share	$ 5.14	$ 3.44	$ 2.90
Diluted Earnings Per Share Calculation:			
Diluted earnings per share before cumulative effect of accounting change	$ 5.11	$ 3.41	$ 2.87
Cumulative effect of accounting change, net of tax	(.04)	.00	.00
Diluted earnings per share	$ 5.07	$ 3.41	$ 2.87

NOTE Q - Stock Options

The Company's 1996 stock option plan authorizes the granting of options to key employees to purchase up to 21 million shares of the Company's common stock.

The plan permits the issuance of either non-qualified stock options or incentive stock options. Under terms of the plan, incentive stock options have been granted at fair market value as of the date of grant and are exercisable any time after two to five years and prior to ten years from the grant date. Non-qualified options have been granted at fair market value as of the date of grant and are exercisable after two to five years and prior to ten years and one month from the grant date. At December 31, shares available to be granted under options amounted to 3,088,500 (2001), 4,002,650 (2000), and 5,348,250 (1999). Outstanding options at December 31, 2001, were held by 544 employees and had expiration dates ranging from February 24, 2002, to December 3, 2011.

The following table sets forth the range of exercise prices on outstanding options at December 31, 2001:

Range of Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$11.50 - $17.83	1,635,460	$14.49	2.9 years
$27.60 - $38.75	3,814,875	30.46	7.7 years
$47.15 - $64.24	938,150	47.57	9.8 years
	6,388,485		

All of the options in the range from $11.50 to $17.83 are exercisable. Of the options in the range from $27.60 to $38.75, 1,277,975 are exercisable. None of the options in the range from $47.15 to $64.24 are exercisable.

A summary of the transactions of the stock option plan follows:

	Shares	Average Exercise Price per Share
Outstanding, January 1, 1999	5,086,890	$14.37
Granted	2,177,850	31.27
Exercised	(1,508,461)	8.44
Canceled	(105,450)	30.37
Outstanding, December 31, 1999	5,650,829	$22.17
Granted	1,375,150	30.59
Exercised	(725,004)	15.21
Canceled	(29,550)	30.25
Outstanding, December 31, 2000	6,271,425	$24.78
Granted	931,650	47.52
Exercised	(797,090)	18.16
Canceled	(17,500)	37.94
Outstanding, December 31, 2001	6,388,485	$28.89

At December 31, options exercisable amounted to 2,913,435 (2001), 2,818,325 (2000), and 2,736,929 (1999).

The weighted-average fair value per share of options granted during 2001 was $14.14 per share, $8.88 per share for those granted during 2000, and $9.93 per share for those granted during 1999. For these disclosure purposes, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively; dividend yield of 0.8% (2001), 1.1% (2000) and 0.9% (1999); expected volatility of 26% (2001), 25% (2000) and 23% (1999); expected lives of 5.3 years for all years; and risk-free interest rates of 4.30% (2001), 4.97% (2000) and 6.28% (1999).

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS 123 "Accounting for Stock Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31		
	2001	2000	1999
Net Income			
As reported	$812,805	$545,791	$479,979
Pro forma	807,997	539,802	477,235
Basic earnings per share			
As reported	$ 5.14	$ 3.44	$ 2.90
Pro forma	5.11	3.40	2.88
Diluted earnings per share			
As reported	$ 5.07	$ 3.41	$ 2.87
Pro forma	5.04	3.37	2.86

NOTE R - Concentrations of Credit Risk and Derivatives

As of December 31, 2001, the balance of the Company's loans receivable and MBS with recourse held to maturity was $55 billion. Of that $55 billion balance, 34% were Northern California loans, 31% were Southern California loans, 5% were Florida loans, 4% were Texas loans, 4% were New Jersey loans, 3% were Washington loans, 3% were Illinois loans, and 3% were Colorado loans. No other single state made up more than 2% of the total loan portfolio. The majority of these loans are secured by first deeds of trust on one- to four-family residential property. Economic conditions and real estate values in the states in which the Company lends are the key factors that affect the credit risk of the Company's loan portfolio.

In order to reduce its exposure to fluctuations in interest rates, the Company is a party to certain derivative instruments entered into in the normal course of business. These financial instruments include commitments to fund loans; commitments to purchase or sell securities, mortgage-backed securities, and loans; and interest rate swaps. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statement of Financial Condition. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. To limit credit exposure, among other things, the Company enters into financial instrument contracts only with the Federal Home Loan Bank and with major banks and securities dealers selected by the Company upon the basis of their creditworthiness and other matters. The Company initially has not required collateral or other security to support these financial instruments because of the creditworthiness of the counterparties.

Commitments to originate mortgage loans are agreements to lend to a customer providing that the customer satisfies the terms of the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Prior to entering each commitment, the Company evaluates the customer's creditworthiness. The amount of outstanding loan commitments at December 31, 2001 and 2000, was $984 million and $596 million, respectively. Most of these commitments were for adjustable rate mortgages.

The Company enters into commitments to purchase or sell mortgage-backed securities and other mortgage derivative products. The commitments generally have a fixed delivery or receipt settlement date. The Company controls the credit risk of such commitments through credit evaluations, limits, and monitoring procedures. The interest rate risk of the commitment is considered by the Company and may be matched with the appropriate funding sources. The Company had no significant outstanding commitments to purchase or sell mortgage-backed securities as of December 31, 2001 or 2000.

Interest rate swaps are utilized to limit the Company's sensitivity to interest rate changes. The Company is exposed to credit risk in the event of nonperformance by the other parties to the interest rate swap agreements. However, the Company does not anticipate nonperformance by the other parties.

NOTE 5 - Interest Rate Swaps

The Company has entered into interest rate swap agreements with selected banks and government security dealers to reduce its exposure to fluctuations in interest rates. The possible inability of counterparties to satisfy the terms of these contracts exposes the Company to credit risk to the extent of the net difference between the calculated pay and receive amounts on each transaction. Net differences of that amount are generally settled quarterly. The Company has not experienced any credit losses from interest rate swaps.

The information presented below is based on interest rates at December 31, 2001. To the extent that rates change, variable interest rate information will change.

The following table illustrates the maturities and weighted average rates as of December 31, 2001 for interest rate swaps held by the Company by product type.

Maturities of Interest Rate Swaps at December 31, 2001

	Maturity			Balance at
	2002	2003	2004	December 31, 2001
Receive fixed generic swaps:				
Notional amount	$ 11,500	$ 91,300	$ -0-	$102,800
Weighted average receive rate	6.52%	6.39%	0.00%	6.40%
Weighted average pay rate	1.93%	2.39%	0.00%	2.33%
Pay fixed generic swaps:				
Notional amount	$305,000	$212,000	$103,600	$620,600
Weighted average receive rate	2.51%	2.59%	2.17%	2.48%
Weighted average pay rate	7.54%	6.26%	6.65%	6.95%
Total notional value	$316,500	$303,300	$103,600	$723,400
Total weighted average rate on swaps:				
Receive rate	2.66%	3.73%	2.17%	3.04%
Pay rate	7.34%	5.09%	6.65%	6.29%

During 2001, the range of floating interest rates received on swap contracts was 1.87% to 6.90% and the range of floating interest rates paid on swap contracts was 1.90% to 6.76%. The range of fixed interest rates received on swap contracts was 5.81% to 7.06% and the range of fixed interest rates paid on swap contracts was 5.58% to 8.85%.

Activity in interest rate swaps is summarized as follows:

Interest Rate Swap Activity
For the years ended December 31, 2001, 2000, and 1999
(Notional amounts in millions)

	Receive Fixed Swaps	Pay Fixed Swaps
Balance, January 1, 1999	$ 512	$ 899
Additions	80	-0-
Maturities	(329)	(172)
Balance, December 31, 1999	263	727
Maturities	(46)	(10)
Balance, December 31, 2000	217	717
Maturities	(114)	(96)
Balance, December 31, 2001	$ 103	$ 621

Interest rate swap payment activity decreased net interest income by $13 million, $4 million, and $11 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Upon adoption of SFAS 133 on January 1, 2001, the Company reported a one-time pre-tax charge of $10 million, or $.04 after tax per diluted share. In addition to the one-time pre-tax charge, the Company reported pre-tax expense of $10 million, or $.04 after tax per diluted share for the year ended December 31, 2001, associated with the on going quarterly valuation of the Company's swaps. This additional expense occurred because the market value of Golden West's swaps declined during the year in conjunction with falling interest rates. The changes in fair value of these swap contracts are reflected as assets or liabilities on the Consolidated Statement of Condition with corresponding amounts displayed in the Consolidated Statement of Net Earnings as "Change in Fair Value of Derivatives."

NOTE T - Disclosure About Fair Value of Financial Instruments

The Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments for which it is practicable to estimate that value. The statement provides for a variety of different valuation methods, levels of aggregation, and assessments of practicability of estimating fair value.

Fair value estimates are not necessarily more relevant than historical cost values. Fair values may have limited usefulness in evaluating portfolios of long-term financial instrument assets and liabilities held by going concerns. Moreover, there are significant inherent weaknesses in any estimating techniques employed. Differences in the alternative methods and assumptions selected by various companies as well as differences in the methodology utilized between years may, and probably will, significantly limit comparability and usefulness of the data displayed. For these reasons, as well as others, management believes that the disclosure presented herein has limited relevance to the Company and its operations.

The values presented are based upon information as of December 31, 2001 and 2000, and do not reflect any subsequent changes in fair value. Fair values may have changed significantly following the balance sheet dates. The estimates presented herein are not necessarily indicative of amounts that could be realized in a current transaction.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

The historical cost amounts approximate the fair value of the following financial instruments: cash, interest earned but uncollected, investment in capital stock of Federal Home Loan Banks, other overnight investments, demand deposits, and securities sold under agreements to repurchase with brokers/dealers due within 90 days.

Fair values are based on quoted market prices for securities available for sale, other long-term investments, mortgage-backed securities available for sale, mortgage-backed securities held to maturity, securities sold under agreements to repurchase with brokers/dealers with terms greater than 90 days, senior debt, subordinated notes, and interest rate swaps.

Fair values are estimated using projected cash flows present valued at replacement rates currently offered for instruments of similar remaining maturities for: term deposits, advances from Federal Home Loan Banks, and consumer repurchase agreements.

For loans receivable and loan commitments for investment portfolio, the fair value is estimated by present valuing projected future cash flows, using current rates at which similar loans would be made to borrowers and with assumed rates of prepayment. Adjustment for credit risk is estimated based upon the classification status of the loans.

For mortgage servicing rights, the fair value is estimated using a discounted cash flow analysis based on the Company's estimated annual cost of servicing, market prepayment rates, and market discount rates.

The table below discloses the carrying value and the fair value of Golden West's financial instruments as of December 31.

	December 31			
	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash	$ 339,059	$ 339,059	$ 350,430	$ 350,430
Securities available for sale	622,670	622,670	392,841	392,841
Other investments	-0-	-0-	368,555	368,317
Mortgage-backed securities available for sale	233,403	233,403	69,960	69,960
Mortgage-backed securities held to maturity	13,844,769	13,980,317	18,510,530	18,394,914
Loans receivable	41,065,375	41,136,294	33,762,643	33,830,104
Interest earned but uncollected	255,600	255,600	276,306	276,306
Investment in capital stock of Federal Home Loan Banks	1,105,773	1,105,773	1,067,800	1,067,800
Capitalized mortgage servicing rights	56,056	69,520	28,355	58,162
Financial Liabilities:				
Deposits	34,472,585	34,642,385	30,047,919	30,158,096
Advances from Federal Home Loan Banks	18,037,509	18,067,815	19,731,797	19,897,503
Securities sold under agreements to repurchase	223,523	223,562	857,274	857,430
Senior debt	198,215	200,662	-0-	-0-
Subordinated notes	599,511	614,909	598,791	601,094
Interest rate swaps	19,641	19,641	-0-	9,903

Off-Balance Sheet Instruments (based on estimated fair value at December 31):

	December 31, 2001		
	Unrealized Gains	Unrealized Losses	Net Unrealized Gain
Loan commitments for investment portfolio	$9,394	$ -0-	$9,394

	December 31, 2000		
	Unrealized Gains	Unrealized Losses	Net Unrealized Gain
Loan commitments for investment portfolio	$7,552	$ -0-	$7,552

NOTE U - Parent Company Financial Information

Statement of Net Earnings

	Year Ended December 31		
	2001	2000	1999
Revenues:			
Investment income	$ 20,106	$ 31,306	$ 42,580
Insurance commissions	1,600	1,389	1,453
	21,706	32,695	44,033
Expenses:			
Interest	47,445	54,119	60,358
General and administrative	4,235	4,617	4,338
	51,680	58,736	64,696
Loss before earnings of subsidiaries and income tax credit	(29,974)	(26,041)	(20,663)
Income tax credit	11,693	10,140	8,091
Earnings of subsidiaries	831,086	561,692	492,551
Net Earnings	$812,805	$545,791	$479,979

Statement of Financial Condition

	December 31	
Assets	2001	2000
Cash	$ 10,924	$ 4,255
Securities available for sale	203,177	3,246
Overnight note receivable from subsidiary	50,161	279,012
Other investments with subsidiary	100	97
Subordinated note receivable from subsidiary	100,000	100,000
Investment in subsidiaries	4,712,241	3,894,618
Other assets	24,966	20,014
	$5,101,569	$4,301,242
Liabilities and Stockholders' Equity		
Senior debt	$ 198,215	$ -0-
Subordinated notes, net	599,511	598,791
Other liabilities	19,653	15,164
Stockholders' equity	4,284,190	3,687,287
	$5,101,569	$4,301,242

Statement of Cash Flows

	Year Ended December 31		
	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$812,805	$545,791	$479,979
Adjustments to reconcile net earnings to net cash used in operating activities:			
Earnings of subsidiaries	(631,086)	(561,692)	(492,551)
Amortization of discount on senior debt and subordinated notes	875	841	1,015
Other, net	7,211	4,114	10,388
Net cash used in operating activities	(10,195)	(10,946)	(1,169)
Cash flows from investing activities:			
Capital contributed to subsidiaries	-0-	(20,000)	(117)
Dividends received from subsidiaries	2,222	4,746	228,267
(Increase) in securities available for sale	(200,002)	(13)	(16)
Decrease (increase) in overnight notes receivable from subsidiary	228,851	(275,050)	69,015
Decrease (increase) in other investments with subsidiary	(3)	146,998	(147,005)
Issuances of notes receivable from subsidiary	-0-	-0-	(600,000)
Issuance of subordinated note receivable from subsidiary	-0-	(100,000)	-0-
Repayments of notes receivable from subsidiary	-0-	600,000	800,000
Net cash provided by investing activities	31,068	356,681	350,144
Cash flows from financing activities:			
Proceeds from senior debt	198,060	-0-	-0-
Repayment of subordinated notes	-0-	(215,000)	-0-
Dividends on common stock	(41,096)	(34,882)	(31,903)
Exercise of stock options	14,476	11,024	12,725
Purchase and retirement of Company stock	(185,644)	(109,297)	(345,059)
Net cash used in financing activities	(14,204)	(348,155)	(364,237)
Net increase (decrease) in cash	6,669	(2,420)	(15,262)
Cash at beginning of period	4,255	6,675	21,937
Cash at end of period	$ 10,924	$ 4,255	$ 6,675

NOTE V - Selected Quarterly Financial Data (Unaudited)

	2001			
	Quarter Ended			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Interest income	$1,134,183	$1,097,744	$1,028,154	$949,531
Interest expense	771,588	694,443	613,021	499,228
Net interest income	362,595	403,301	415,133	450,303
Provision for loan losses	3,183	5,641	3,639	9,802
Noninterest income	43,323	66,828	56,350	70,238
Noninterest expense	117,417	125,115	132,147	139,123
Earnings before taxes on income and cumulative effect of accounting change	285,318	339,373	335,697	371,616
Taxes on income	109,239	130,444	129,857	143,641
Earnings before cumulative effect of accounting change	176,079	208,929	205,840	227,975
Cumulative effect of accounting change, net of tax	(6,018)	-0-	-0-	-0-
Net earnings	$ 170,061	$ 208,929	$ 205,840	$227,975
Basic earnings per share before cumulative effect of accounting change	$ 1.11	$ 1.32	$ 1.30	$ 1.45
Cumulative effect of accounting change, net of tax	(.04)	.00	.00	.00
Basic earnings per share	$ 1.07	$ 1.32	$ 1.30	$ 1.45
Diluted earnings per share before cumulative effect of accounting change	$ 1.10	$ 1.30	$ 1.28	$ 1.44
Cumulative effect of accounting change, net of tax	(.04)	.00	.00	.00
Diluted earnings per share	$ 1.06	$ 1.30	$ 1.28	$ 1.44
Cash dividends per share	$ .0625	$ .0625	$ .0625	$ .0725

	2000			
	Quarter Ended			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Interest income	$792,554	$892,392	$1,014,434	$1,097,160
Interest expense	522,923	611,865	726,522	784,062
Net interest income	269,631	280,527	287,912	313,098
Provision for loan losses	969	3,842	1,106	3,278
Noninterest income	33,491	39,925	41,376	46,028
Noninterest expense	99,960	102,387	107,136	115,364
Earnings before taxes on income	202,193	214,223	221,046	240,484
Taxes on income	76,259	80,961	83,643	91,292
Net earnings	$125,934	$133,262	$ 137,403	$ 149,192
Basic earnings per share	$ .79	$ .84	$ .87	$ .94
Diluted earnings per share	$ .78	$ .84	$ .86	$ .93
Cash dividends per share	$ .0525	$ .0525	$ .0525	$ .0625

Independent Auditors' Report

Board of Directors and Stockholders
Golden West Financial Corporation
Oakland, California

We have audited the accompanying consolidated statement of financial condition of Golden West Financial Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Golden West Financial Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for derivatives, effective January 1, 2001, to conform with Statement of Financial Accounting Standards No. 133.

Deloitte & Touche LLP

Oakland, California
January 17, 2002

Management's Discussion

and Analysis of Financial Condition and Results of Operations

The table below sets forth Golden West Financial Corporation's (Golden West or Company) net earnings for the three years ended December 31, 2001, 2000, and 1999.

Golden West Net Earnings, Basic Earnings Per Share, and Diluted Earnings Per Share 1999 - 2001 (Dollars in thousands except per share figures)

	For the Year Ended December 31		
	2001	2000	1999
Earnings before cumulative effect of accounting change [(a)]	$818,823	$545,791	$479,979
Cumulative effect of accounting change, net of tax [(b)]	(6,018)	-0-	-0-
Net earnings	$812,805	$545,791	$479,979
Basic earnings per share before cumulative effect of accounting change [(a)]	$ 5.18	$ 3.44	$ 2.90
Cumulative effect of accounting change, net of tax [(b)]	(.04)	.00	.00
Basic earnings per share	$ 5.14	$ 3.44	$ 2.90
Diluted earnings per share before cumulative effect of accounting change [(a)]	$ 5.11	$ 3.41	$ 2.87
Cumulative effect of accounting change, net of tax [(b)]	(.04)	.00	.00
Diluted earnings per share	$ 5.07	$ 3.41	$ 2.87

(a) 1999 includes a nonrecurring gain of $8 million or $.03 per basic and diluted share, after tax, from the sale of four savings branches and a nonrecurring tax benefit of $3 million or $.02 per basic and diluted share, from the donation of land to a non-profit organization.

(b) On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) which resulted in a one-time pre-tax charge of $10 million, or $.04 per share after tax. See "New Accounting Pronouncements" section on page 58.

Golden West's principal subsidiary is World Savings Bank, FSB (WSB). WSB is headquartered in Oakland, California. At December 31, 2001, WSB had $58 billion in assets. At December 31, 2001, Golden West had a savings network of 121 branches in California, 44 in Florida, 36 in Colorado, 23 in Texas, 15 in Arizona, 11 in New Jersey, eight in Kansas, five in Illinois, and two in Nevada. By virtue of being federally chartered, WSB can originate mortgages anywhere in the nation, even though it may not be authorized to conduct deposit gathering business in those jurisdictions. In addition to the states with savings operations referenced above, the Company had lending operations in Connecticut, Delaware, Georgia, Idaho, Indiana, Kentucky, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Nebraska, New Hampshire, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Utah, Virginia, Washington, Wisconsin, and Wyoming.

The savings accounts offered by WSB are insured by the Federal Deposit Insurance Corporation (FDIC). The FDIC administers two separate deposit insurance funds, the Bank Insurance Fund (BIF) and the Savings Association Insurance Fund (SAIF). The BIF is a deposit insurance fund for commercial banks, federally chartered savings banks, and some state chartered savings banks. The SAIF is a deposit insurance fund for most savings associations. WSB is a member of the BIF, but a portion of WSB's deposits are insured through the SAIF.

WSB has a subsidiary, World Savings Bank, FSB (Texas) (WTX) that is also a federally chartered savings bank. WTX's deposits are also insured by the FDIC, and WTX is a member of the BIF.

In addition to WSB, Golden West has two other operating subsidiaries, Atlas Advisers, Inc., and Atlas Securities, Inc. These two companies were formed to provide services to Atlas Assets, Inc., a series open-ended registered investment company sponsored by the Company. Atlas Advisers, Inc., is an investment adviser to the Atlas family of mutual funds and Atlas Securities, Inc., is the distributor of the Atlas mutual funds and annuities.

The following narrative focuses on the significant financial statement changes that have taken place at Golden West over the past three years and includes a discussion of the Company's financial condition, results of operations, and liquidity and capital resources.

Financial Condition

The table at the top of the following page summarizes the Company's major asset, liability, and equity components in percentage terms at yearends 2001, 2000, 1999, and 1998. As the table shows, the largest asset component is the loan portfolio (including mortgage-backed securities), which consists primarily of long-term mortgages. Deposits represent the majority of the Company's liabilities.

Asset, Liability, and Equity Components as Percentages of the Total Balance Sheet 1998 – 2001

	December 31			
	2001	2000	1999	1998
Assets:				
Cash and investments	1.6%	2.0%	2.7%	2.7%
Loans receivable including mortgage-backed securities	94.2	94.0	93.9	93.0
Other assets	4.2	4.0	3.4	4.3
	100.0%	100.0%	100.0%	100.0%
Liabilities and Stockholders' Equity:				
Deposits	58.9%	54.0%	65.8%	68.1%
FHLB advances	30.8	35.4	21.2	16.0
Securities sold under agreements to repurchase	0.4	1.5	2.5	3.3
Senior debt	0.3	0.0	0.0	0.0
Subordinated notes	1.0	1.1	1.9	2.4
Other liabilities	1.3	1.4	1.0	2.1
Stockholders' equity	7.3	6.6	7.6	8.1
	100.0%	100.0%	100.0%	100.0%

Asset/Liability Management

The Company's earnings depend primarily on its net interest income, which is the difference between the amounts it receives from interest earned on loans, MBS, and investments and the amounts it pays in interest on deposits and borrowings. Therefore, the Company's profitability is largely dependent upon its ability to manage credit risk (see "Asset Quality" section on page 55) and interest rate risk. The Company mitigates its credit risk through strict underwriting standards and loan reviews. The Company manages interest rate risk by managing the repricing of interest rate-sensitive assets and liabilities. The Company enters into interest rate swaps as part of its interest rate risk management strategy. Such instruments are entered into solely to alter the repricing characteristics of designated assets and liabilities.

One measure of exposure to interest rate risk is the repricing gap, the difference between the repricing of assets and liabilities. The Company is subject to interest rate risk to the extent its assets and liabilities reprice at different times and by different amounts. The disparity between the repricing (maturity, prepayment, or interest rate change) of mortgage loans and investments and the repricing of deposits and borrowings can have a material impact on the Company's results of operations. The following table shows the Company's repricing gap at December 31, 2001:

Repricing of Interest-Earning Assets and Interest-Bearing Liabilities, Repricing Gaps, and Gap Ratio As of December 31, 2001 (Dollars in millions)

	Projected Repricing(a)				
	0 - 3 Months	4 - 12 Months	1 - 5 Years	Over 5 Years	Total
Interest-Earning Assets:					
Investments	$ 622	$ -0-	$ -0-	$ 1	$ 623
Mortgage-backed securities	13,032	191	480	375	14,078
Loans receivable:					
Rate-sensitive	35,281	2,932	535	-0-	38,748
Fixed-rate	101	235	645	1,118	2,099
Other(b)	1,396	-0-	-0-	-0-	1,396
Impact of swaps	301	15	(316)	-0-	-0-
Total	$50,733	$ 3,373	$ 1,344	$ 1,494	$56,944
Interest-Bearing Liabilities:					
Deposits(c)	$21,870	$ 9,823	$ 2,762	$ 18	$34,473
FHLB advances	17,305	212	92	428	18,037
Other borrowings	323	300	398	-0-	1,021
Impact of swaps	103	(12)	(91)	-0-	-0-
Total	$39,601	$10,323	$ 3,161	$ 446	$53,531
Repricing gap	$11,132	$ (6,950)	$(1,817)	$ 1,048	$ 3,413
Cumulative gap	$11,132	$ 4,182	$ 2,365	$ 3,413	
Cumulative gap as a percentage of total assets	19.0%	7.1%	4.0%		

(a) Based on scheduled maturity or scheduled repricing; loans and MBS reflect scheduled repayments and projected prepayments of principal based on current rates of prepayment.
(b) Includes cash in banks and FHLB stock.
(c) Liabilities with no maturity date, such as checking, passbook, and money market deposit accounts, are assigned zero months.

The table above shows that, as of December 31, 2001, the Company's assets reprice sooner than its liabilities. If all repricing assets and liabilities responded equally to changes in the interest rate environment, then the gap analysis would suggest that Golden West's earnings would rise when interest rates increase and would fall when interest rates decrease. However, Golden West's earnings are also affected by the built-in reporting and repricing lags inherent in the Eleventh District Cost of Funds Index (COFI), which is the benchmark the Company uses to determine the rate on the majority of its adjustable rate mortgages (ARMs). The reporting lag occurs because of the time it takes to gather the data needed to compute the index. As a result, the COFI in effect in any month actually reflects the Eleventh District's cost of funds at the level it was two months prior. The repricing lag occurs because COFI is based on a portfolio of liability accounts, not all of which reprice immediately. Many of these liabilities, including certificates of deposit, don't reprice each month, and when they do reprice, may not reflect the full change in market rates. Some liabilities, such as low-rate checking or passbook savings accounts, reprice very little. Still other liabilities, such as demand deposits, do not reprice at all. Therefore, COFI does not initially fully reflect a change in market interest rates. Consequently, when the interest rate environment changes, the COFI lags cause assets initially to reprice more slowly than liabilities, enhancing earnings when rates are falling and holding down income when rates rise. Additionally, the Company originates loans that are tied to the Golden West Cost of Savings Index (COSI). The COSI in effect in any month reflects the actual rate on Golden West's deposits at the prior monthend. Partially offsetting the impact of the index lags are similar lags on a portion of the Company's liabilities.

In addition to the index lags, other elements of ARM loans also have an impact on earnings. These elements are introductory fixed rates on new ARM loans, the interest rate adjustment frequency of ARM loans, interest rate caps or limits on individual rate changes, and interest rate floors. On balance, the index lags and ARM structural features cause the Company's assets initially to reprice more slowly than its liabilities, resulting in a temporary reduction in net interest income when rates increase and a temporary increase in net interest income when rates fall.

The table below reflects the Company's expected cash flows and applicable yields on the balances of its interest sensitive assets and liabilities as of December 31, 2001, and takes into consideration expected prepayments of the Company's long-term assets (primarily mortgage-backed securities and loans receivable) and the estimated current fair value.

Summary of Market Risk on Financial Instruments
As of December 31, 2001
(Dollars in millions)

	Expected Maturity Date as of December 31, 2001							
	2002	2003	2004	2005	2006	2007 & Thereafter	Total Balance	Fair Value
Interest-Sensitive Assets:								
Investments	$ 622	$ -0-	$ -0-	$ -0-	$ -0-	$ 1	$ 623	$ 623
Weighted average interest rate	2.85%	0.00%	0.00%	0.00%	0.00%	5.03%	2.86%	
MBS								
Fixed-Rate	$ 165	$ 138	$ 118	$ 100	$ 86	$ 525	$ 1,132	1,157
Weighted average interest rate	7.92%	7.86%	7.82%	7.78%	7.75%	7.58%	7.72%	
Variable Rate	$ 2,936	$ 1,954	$ 1,549	$ 1,251	$ 1,010	$ 4,246	$12,946	13,057
Weighted average interest rate	6.33%	6.33%	6.33%	6.33%	6.33%	6.32%	6.33%	
Loans Receivable								
Fixed-Rate	$ 737	$ 234	$ 193	$ 160	$ 134	$ 788	$ 2,246	2,296
Weighted average interest rate	8.43%	8.73%	8.58%	8.44%	8.32%	7.92%	8.29%	
Variable Rate	$ 7,475	$ 5,799	$ 4,713	$ 3,843	$ 3,133	$13,856	$38,819	38,840
Weighted average interest rate[(a)]	6.53%	6.50%	6.50%	6.50%	6.50%	6.50%	6.42%	
Total	$11,935	$ 8,125	$ 6,573	$ 5,354	$ 4,363	$19,416	$55,766	$55,973
Interest-Sensitive Liabilities:								
Deposits[(b)]	$31,693	$ 1,759	$ 475	$ 282	$ 246	$ 18	$34,473	$34,642
Weighted average interest rate	3.27%	4.47%	4.62%	6.58%	4.81%	5.69%	3.39%	
FHLB Advances								
Fixed-Rate	$ 61	$ 130	$ 38	$ 32	$ 29	$ 248	$ 538	560
Weighted average interest rate	6.70%	3.61%	6.38%	6.44%	6.44%	6.45%	5.79%	
Variable Rate	$ 5,400	$ 6,700	$ 1,000	$ 2,500	$ 1,900	$ -0-	$17,500	17,508
Weighted average interest rate	2.11%	2.67%	2.14%	2.94%	2.15%	0.00%	2.45%	
Other Borrowings								
Fixed-Rate	$ 400	$ 200	$ -0-	$ -0-	$ 198	$ -0-	$ 798	816
Weighted average interest rate	7.69%	6.10%	0.00%	0.00%	5.75%	0.00%	6.81%	
Variable Rate	$ 224	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-	$ 224	224
Weighted average interest rate[(a)]	1.96%	0.00%	0.00%	0.00%	0.00%	0.00%	1.96%	
Interest Rate Swaps (notional values)								
Receive Fixed Swaps	$ 12	$ 91	$ -0-	$ -0-	$ -0-	$ -0-	$ 103	(4)
Weighted average receive rate	6.52%	6.39%	0.00%	0.00%	0.00%	0.00%	6.40%	
Weighted average pay rate	1.93%	2.39%	0.00%	0.00%	0.00%	0.00%	2.33%	
Pay Fixed Swaps	$ 305	$ 212	$ 104	$ -0-	$ -0-	$ -0-	$ 621	24
Weighted average receive rate	2.51%	2.59%	2.17%	0.00%	0.00%	0.00%	2.48%	
Weighted average pay rate	7.54%	6.26%	6.65%	0.00%	0.00%	0.00%	6.95%	
Total	$38,095	$ 9,092	$ 1,617	$ 2,814	$ 2,373	$ 266	$54,257	$53,770

(a) The total weighted average interest rate for variable loans receivable reflects loans with introductory rates in effect at December 31, 2001. Those loans are assumed to mature outside the introductory period at fully-indexed rates (the fully-indexed rate is equal to the effective index plus the loan margin). Consequently, the weighted average rate of all maturing variable rate loans will not equal the weighted average rate of total variable rate loans at December 31, 2001 as indicated in the total balance column.

(b) Deposits with no maturity are included in the 2002 column.

Golden West estimates the sensitivity of the Company's net interest income, net earnings, and capital ratios to interest rate changes and anticipated growth based on simulations using an asset/liability model which takes into account the lags previously described. The simulation model projects net interest income, net earnings, and capital ratios based on an immediate interest rate increase that is sustained for a thirty-six month period. The model is based on the actual maturity and repricing characteristics of interest-rate-sensitive assets and liabilities. For certain assets, the model incorporates assumptions regarding the impact of changing interest rates on prepayment rates which are based on the Company's historical prepayment information. The model factors in projections for anticipated activity levels by product lines offered by the Company. Based on the information and assumptions in effect at December 31, 2001, Management believes that a 200 basis point rate increase sustained over a thirty-six month period would not affect the Company's long-term profitability and financial strength.

Cash and Investments

Golden West's investment portfolio is composed primarily of federal funds, short-term repurchase agreements collateralized by mortgage-backed securities, short-term money market securities, EuroDollar time deposits, collateralized mortgage obligations, and equity securities. In determining the amounts of assets to invest in each class of investments, the Company considers relative rates, liquidity, and credit quality.

At December 31, 2001 and 2000, the Company had securities available for sale in the amount of $623 million and $393 million, respectively, including net unrealized gains on securities available for sale of $362 million and $382 million, respectively. At December 31, 2001 and 2000, the Company had no securities held for trading in its investment securities portfolio.

Loans Receivable and Mortgage-Backed Securities

The Company invests primarily in whole loans. From time to time, the Company securitizes loans from its portfolio into mortgage-backed securities (MBS) and Real Estate Mortgage Investment Conduit Securities (MBS-REMICs). Because the Company currently retains all of the beneficial interest in these MBS and MBS-REMIC securitizations and because the securitizations meet all the requirements for separate security recognition, the securitizations formed after March 31, 2001 are securities classified as securitized loans and included in loans receivable in accordance with SFAS 140 (see page 58 for further discussion). Additionally, from time to time, the Company purchases MBS. MBS, MBS-REMICs, and securitized loans are available to be used as collateral for borrowings.

At December 31, 2001 and 2000, the balance of loans receivable including MBS was $55.1 billion, and $52.3 billion, respectively. Included in the $55.1 billion at December 31, 2001 was $4.7 billion of Federal National Mortgage Association (FNMA) MBS with the underlying loans subject to full credit recourse to the Company, $8.8 billion of MBS-REMICs, $5.2 billion of securitized loans, and $509 million of purchased MBS. Included in the $52.3 billion at December 31, 2000 was $7.8 billion of FNMA MBS with the underlying loans subject to full credit recourse to the Company, $10.4 billion of MBS-REMICs, and $456 million of purchased MBS.

The loan portfolio, including MBS, grew $2.8 billion or 5% for the year ended December 31, 2001. The loan portfolio, including MBS, grew $12.8 billion or 32% for the year ended December 31, 2000. Loan portfolio repayments were $15.6 billion, $6.9 billion, and $7.7 billion for the years ended December 31, 2001, 2000, and 1999, respectively. Loan portfolio repayments were higher in 2001 as compared to 2000 due to an increase in the prepayment rate as well as an increase in the balance of the total loan portfolio outstanding. Loan portfolio repayments were lower in 2000 as compared to 1999 due to a decrease in prepayments.

Mortgage-Backed Securities

At December 31, 2001 and 2000, the Company had MBS held to maturity in the amount of $13.8 billion and $18.5 billion, respectively. During 2001, the Company securitized $3.0 billion of adjustable rate mortgages (ARMs) into MBS-REMICs during the first three months. During 2000, the Company securitized $4.8 billion of ARMs into FNMA MBS and securitized $4.6 billion of ARMs into MBS-REMICs. The FNMA MBS and the MBS-REMICs are available to be used as collateral for borrowings. The Company has the ability and intent to hold these MBS until maturity and, accordingly, these MBS are classified as held to maturity.

At December 31, 2001 and 2000, the Company had MBS available for sale in the amount of $233 million and $70 million, respectively, including net unrealized gains on MBS available for sale of $2 million and $1 million, respectively. At December 31, 2001 and 2000, the Company had no trading MBS.

At December 31, 2001, $12.9 billion of the Company's total MBS portfolio were backed by ARMs. The percentage of MBS backed by ARMs was 92% at yearend 2001 compared to 93% at yearend 2000 and 87% at yearend 1999.

Repayments of MBS during the years 2001, 2000, and 1999 amounted to $6.4 billion, $2.5 billion, and $2.8 billion, respectively. MBS repayments were higher in 2001 due to an increase in the prepayment rate. MBS repayments were lower in 2000 due to a decrease in the prepayment rate.

Securitized Loans

At December 31, 2001, the Company had $5.2 billion of loans outstanding that were securitized during the second and third quarters of 2001. These loans are classified as loans receivable on the Statement of Financial Position.

Loans

New loan originations in 2001, 2000, and 1999 amounted to $20.8 billion, $19.8 billion, and $12.7 billion, respectively. The volume of originations during 2001 increased due to an increase in the market demand for loans. The decrease in interest rates during 2001 led to an increase in refinance activity nationwide. The Company's refinanced loans constituted 59% of new loan originations in 2001 compared to 34% in 2000 and 40% in 1999.

First mortgages originated for sale were $2.2 billion, $114 million, and $626 million for the years ended December 31, 2001, 2000, and 1999, respectively. The increase in loans originated for sale in 2001 as compared to 2000 was due to an increase in fixed-rate mortgage originations. The reduction in loans originated for sale in 2000 as compared to 1999 was attributable to the decrease in fixed-rate originations. During 2001, 2000, and 1999, $465 million, $29 million, and $522 million, respectively, of loans were converted at the customer's request from adjustable rate to fixed-rate. The Company continues to sell most of its new and converted fixed-rate loans. The Company sold $2.7 billion, $152 million, and $1.1 billion of fixed-rate first mortgage loans during 2001, 2000, and 1999, respectively.

At December 31, 2001, the Company had lending operations in 38 states. The largest source of mortgage origination was loans secured by residential properties in California. In 2001, 70% of total loan origination volume was on residential properties in California, compared to 63% in 2000 and 1999, respectively. The five largest states, other than California, for originations for the year ended December 31, 2001, were Florida, Texas, Colorado, New Jersey, and Washington with a combined total of 16% of total originations. The percentage of the total loan portfolio (including MBS with recourse and MBS-REMICs) that was comprised of residential loans in California was 64% at December 31, 2001, 63% at December 31, 2000, and 64% at December 31, 1999.

Golden West continues to emphasize adjustable rate mortgages—loans with interest rates that change monthly in accordance with movements in specified indexes. The portion of the mortgage portfolio (including MBS and MBS-REMICs) composed of rate-sensitive loans was 94% at yearend 2001 compared to 95% at yearend 2000 and 93% at yearend 1999. Golden West's ARM originations constituted approximately 84% of new mortgage loans made by the Company in 2001, compared with 96% in 2000 and 91% in 1999.

Golden West originates ARMs tied primarily to the Golden West Cost of Savings Index (COSI) and the Eleventh District Cost of Funds Index (COFI). The following table shows the distribution of ARM originations by index for the years ended December 31, 2001, 2000, and 1999.

Adjustable Rate Mortgage Originations by Index
1999 – 2001
(Dollars in thousands)

	For the Year Ended December 31		
ARM Index	2001	2000	1999
COSI	$ 7,064,962	$12,872,834	$ 7,996,477
COFI	9,813,174	5,701,413	3,264,773
Other	554,390	470,171	270,651
Total	$17,432,526	$19,044,418	$11,531,901

The following table shows the distribution by index of the Company's outstanding balance of adjustable rate mortgages (including ARM MBS with recourse and ARM MBS-REMICs) at December 31, 2001, 2000, and 1999.

Adjustable Rate Mortgage Portfolio by Index
(Including ARM MBS with Recourse and ARM MBS-REMICs)
1999 – 2001
(Dollars in thousands)

	As of December 31		
ARM Index	2001	2000	1999
COSI	$20,943,596	$20,460,242	$ 9,182,829
COFI	29,010,008	27,405,401	26,217,670
Other	1,840,796	1,640,010	1,419,011
Total	$51,794,400	$49,505,653	$36,819,510

The Company generally lends up to 80% of the appraised value of residential real property. In some cases, a higher amount is possible through a first mortgage loan or a combination of a first and a second mortgage loan on the same property.

The Company takes steps to reduce the potential credit risk with respect to loans with a loan to value (LTV) over 80%. Among other things, the loan amount may not exceed 95% of the appraised value of a single-family residence. Also, some first mortgage loans with an LTV over 80% carry mortgage insurance, which reimburses the Company for losses up to a specified percentage per loan, thereby reducing the effective LTV to below 80%. Furthermore, the Company sells without recourse a significant portion of its second mortgage originations. Sales of second mortgages amounted to $184 million, $198 million, and $99 million for the years ended December 31, 2001, 2000, and 1999, respectively. In addition, the Company carries pool mortgage insurance on most seconds not sold. The cumulative losses covered by this pool mortgage insurance are limited to 10% or 20% of the original balance of each insured pool.

The following table shows mortgage originations with LTV ratios or combined LTV ratios greater than 80% for the years ended December 31, 2001, 2000, and 1999.

Mortgage Originations With Loan to Value and Combined Loan to Value Ratios Greater Than 80%
1999 - 2001
(Dollars in thousands)

	For the Year Ended December 31		
	2001	2000	1999
First mortgages with loan to value ratios greater than 80%:			
With insurance	$ 225,464	$ 124,066	$ 98,141
With no insurance ...	123,387	229,397	233,212
	348,851	353,463	331,353
First and second mortgages with combined loan to value ratios greater than 80%:			
With pool insurance ..	1,354,754	2,549,049	1,092,778
With no insurance ...	911,214	924,538	936,724
	2,265,968	3,473,587	2,029,502
Total	$2,614,819	$3,827,050	$2,360,855

The following table shows the outstanding balance of mortgages with original LTV or combined LTV ratios greater than 80% at December 31, 2001, 2000, and 1999.

Balance of Mortgages With Loan to Value and Combined Loan to Value Ratios Greater Than 80%
1999 - 2001
(Dollars in thousands)

	As of December 31		
	2001	2000	1999
First mortgages with loan to value ratios greater than 80%:			
With insurance	$ 431,498	$ 388,625	$ 393,580
With no insurance ...	548,507	823,864	844,847
	980,005	1,212,489	1,238,427
First and second mortgages with combined loan to value ratios greater than 80%:			
With pool insurance ..	2,396,954	2,193,990	1,131,357
With no insurance ...	454,289	722,703	308,650
	2,851,243	2,916,693	1,440,007
Total	$3,831,248	$4,129,182	$2,678,434

Approximately $5.0 billion of the Company's ARMs (including MBS with recourse and MBS-REMICs) have terms that state that the interest rate may not fall below a lifetime floor set at the time of origination or assumption. As of December 31, 2001, $560 million of ARM loans had reached their rate floors compared with $144 million at December 31, 2000. The weighted average floor rate on the loans that had reached their floor was 7.15% at December 31, 2001, compared to 8.01% at December 31, 2000. Without the floor, the average rate on these loans would have been 5.91% at December 31, 2001, and 7.80% at December 31, 2000.

Loan repayments consist of monthly loan amortization and loan payoffs. During the years 2001, 2000, and 1999, loan repayments amounted to $9.2 billion, $4.5 billion, and $4.9 billion, respectively. The increase in repayments in 2001 was due to an increase in loan prepayments. The decrease in repayments in 2000 was due to a decrease in loan prepayments and due to the securitization of loans into MBS.

Mortgage Servicing Rights

Capitalized mortgage servicing rights are included in "Other assets" on the Consolidated Statement of Financial Condition. The following table shows the changes in capitalized mortgage servicing rights for the years ended December 31, 2001, 2000, and 1999.

Capitalized Mortgage Servicing Rights
1999 – 2001
(Dollars in thousands)

	2001	2000	1999
Beginning balance of capitalized mortgage servicing rights	$28,355	$37,295	$28,635
New capitalized mortgage servicing rights from loan sales	41,587	3,404	20,556
Amortization of capitalized mortgage servicing rights	(13,886)	(12,344)	(11,896)
Ending balance of capitalized mortgage servicing rights	$56,056	$28,355	$37,295

The book value of Golden West's servicing rights did not exceed the fair value at December 31, 2001, 2000, or 1999 and, therefore, no write-down of the servicing rights to their fair value was necessary.

Asset Quality

An important measure of the soundness of the Company's loan and MBS portfolio is its ratio of nonperforming assets (NPAs) to total assets. Nonperforming assets include non-accrual loans (loans, including loans securitized into MBS with recourse and loans securitized into MBS-REMICs, that are 90 days or more past due) and real estate acquired through foreclosure. No interest is recognized on non-accrual loans. NPAs amounted to $394 million, $239 million, and $236 million at yearends 2001, 2000, and 1999, respectively. NPAs at yearend 2001 reflected the normal increase in delinquencies associated with the aging of the large volume of mortgages originated during the past two years together with the recession. The lower level of NPAs during 2000 reflected the strong economy and housing market during that year. The Company closely monitors all delinquencies and takes appropriate steps to protect its interests.

The Company's troubled debt restructured (TDRs) are made up of loans that have been modified by the lender to grant a concession to the borrower because of a perceived temporary weakness in the collateral and/or the borrower's ability to make scheduled payments. The Company's TDRs were $1 million, or .00% of assets, at December 31, 2001, compared to $2 million, or .00% of assets, at December 31, 2000, and $11 million, or .03% of assets, at December 31, 1999.

The Company's ratio of NPAs and TDRs to total assets increased to .67% at December 31, 2001 compared to .43% and .59% at yearends 2000 and 1999, respectively.

The Company has other impaired loans on which specific loss reserves have been provided and that were not included in nonperforming loans or troubled debt restructured because the loans were performing in full accordance with the loan terms. Other impaired loans amounted to $11 million at yearend 2001 compared to $23 million and $60 million at yearends 2000 and 1999, respectively.

Allowance for Loan Losses

The Company provides specific valuation allowances for losses on loans when impaired, and a write-down on foreclosed real estate when any significant and permanent decline in value is identified. The Company also utilizes a methodology for monitoring and estimating loan losses that is based on both historical experience in the loan portfolio and factors reflecting current economic conditions. This approach uses a database that identifies losses on loans and foreclosed real estate from past years to the present, broken down by year of origination, type of loan, and geographical area. Based on these historical analyses, management is then able to estimate a range of general loss allowances by type of loans and risk category to cover losses inherent in the portfolio. One-to-four single-family real estate loans are evaluated as a group. In addition, periodic reviews are made of major multi-family and commercial real estate loans and foreclosed real estate. Where indicated, specific and general valuation allowances are established or adjusted. In estimating probable losses inherent in the portfolio, consideration is given to the estimated sale price, cost of refurbishing the security property, payment of delinquent taxes, cost of disposal, and cost of holding the property. Additions to and reductions from the allowances are reflected in current earnings based upon quarterly reviews of the portfolio. The review methodology and historical analyses are reconsidered quarterly.

The table below shows the changes in the allowance for loan losses for the three years ended December 31, 2001, 2000, and 1999.

Changes in Allowance for Loan Losses 1999-2001 (Dollars in thousands)

	2001	2000	1999
Beginning allowance for loan losses	$236,708	$232,134	$244,466
Provision for (recovery of) losses charged to expense	22,265	9,195	(2,089)
Less loans charged off	(2,425)	(623)	-0-
Add recoveries	351	472	1,800
Net transfer of allowance (to) from recourse liability	4,114	(4,470)	(12,043)
Ending allowance for loan losses	$261,013	$236,708	$232,134
Ratio of provision for (recovery of) loan losses to loan portfolio (including MBS with recourse and MBS-REMICs)	.04%	.02%	(.01%)
Ratio of net chargeoffs (recoveries) to average loans outstanding (including MBS with recourse and MBS-REMICs)	.00%	.00%	(.01%)
Ratio of allowance for loan losses to total loans (including MBS with recourse and MBS-REMICs)	.48%	.46%	.59%
Ratio of allowance for loan losses to NPAs	66.3%	98.9%	98.2%

The table below shows the composition of the allowance for loan losses at December 31.

Composition of Allowance for Loan Losses 1999 – 2001 (Dollars in thousands)

	As of December 31		
	2001	2000	1999
Real Estate			
1 to 4 units			
General	$240,135	$213,507	$200,499
Specific	-0-	-0-	369
	240,135	213,507	200,868
5+ units and commercial			
General	18,166	19,165	22,192
Specific	2,712	4,036	9,074
	20,878	23,201	31,266
Total	$261,013	$236,708	$232,134

The impact of the favorable economy and housing market during 1999 and 2000 is reflected in the components of the allowance account. The increase in the allowance account during 2001 reflected the increase in NPAs and the current recessionary economy. The general loss allowances on one-to-four single-family real estate loans increased from $200 million at December 31, 1999 to $240 million at December 31, 2001 as a result of the increase in the total loan portfolio and the weakening economic conditions in 2001.

Foreclosed Real Estate

At December 31, 2001, the Company had foreclosed real estate in the amount of $11 million, compared to $8 million a year earlier.

Deposits

The Company raises deposits through its retail branch system as well as through the capital markets.

Retail deposits increased by $4.6 billion in 2001 compared to increases of $2.7 billion and $896 million in 2000 and 1999, respectively. Retail deposits increased during 2001 because the public found savings to be a more favorable investment compared with other alternatives. Retail deposits increased during 2000 primarily due to the implementation of marketing campaigns that took advantage of a favorable savings environment, especially in the second half of the year. At December 31, 2001, 2000, and 1999, transaction accounts (which include checking, passbook, and money market accounts) represented 40%, 24%, and 35%, respectively, of the total balance of deposits.

The Company uses government securities dealers to sell wholesale certificates of deposit (CDs) to institutional investors (wholesale CDs). The Company's deposit balance at December 31, 2000 and 1999 included $185 million and $600 million, respectively, of these wholesale CDs. There were no outstanding wholesale CDs at December 31, 2001.

Advances from Federal Home Loan Banks

The Company uses borrowings from the Federal Home Loan Banks (FHLBs), also known as "advances," to provide funds for loan origination activities. Advances are secured by pledges of certain loans, MBS-REMICs, other MBS, and capital stock of the FHLBs. FHLB advances amounted to $18.0 billion at December 31, 2001, compared to $19.7 billion and $8.9 billion at December 31, 2000 and 1999, respectively.

Securities Sold Under Agreements to Repurchase

The Company borrows funds through transactions in which securities are sold under agreements to repurchase (Reverse Repos). Reverse Repos are entered into with selected major government securities dealers and large banks, using MBS from the Company's portfolio. Reverse Repos with dealers and banks amounted to $224 million, $857 million, and $1.0 billion at yearends 2001, 2000, and 1999, respectively.

Other Borrowings

As of December 31, 2001, Golden West, at the holding company level, had a total of $600 million of subordinated debt issued and outstanding. As of December 31, 2001, the Company's subordinated debt securities were rated A3 and A- by Moody's Investors Service (Moody's) and Standard & Poor's Corporation (S&P), respectively. In January 2002, Moody's upgraded the credit rating for Golden West's subordinated debt to A2.

In July 2000, the Company filed a registration statement with the Securities and Exchange Commission for the issuance or sale of up to $1.0 billion of securities, including senior debt. At December 31, 2001, the Company had issued and had outstanding $200 million of five-year senior debt in connection with the aforementioned registration statement. As of December 31, 2001, the Company's senior debt was rated A2 and A by Moody's and S&P, respectively. In January 2002, Moody's upgraded the credit rating for Golden West's senior debt to A1.

During 1996, WSB received permission from the OTS to issue non-convertible medium-term notes to institutional investors under rules similar to Office of the Comptroller of the Currency rules applicable to similarly situated national banks. As of December 31, 2001, WSB had not issued any notes under this authority. As of December 31, 2001, WSB's long-term deposits and other senior obligations were rated A1 and A+ by Moody's and S&P, respectively. In January 2002, Moody's upgraded the credit rating for WSB's long-term deposits and other senior obligations to Aa3.

Stockholders' Equity

The Company's stockholders' equity increased by $597 million during 2001 as a result of earnings partially offset by decreased market values of securities available for sale, the $186 million cost of the repurchase of Company stock, and the payment of quarterly dividends to stockholders. The Company's stockholders' equity increased by $492 million during 2000 as a result of earnings and increased market values of securities available for sale partially offset by the $109 million cost of the repurchase of Company stock and the payment of quarterly dividends to stockholders. The Company's stockholders' equity increased by $71 million during 1999 as a result of earnings offset by the $345 million cost of the repurchase of Company stock, decreased market values of securities available for sale, and the payment of quarterly dividends to stockholders.

Since 1993, through five separate actions, Golden West's Board of Directors has authorized the purchase by the Company of up to a total of 60.6 million shares of Golden West's common stock. As of December 31, 2001, 46.6 million shares had been repurchased and retired at a cost of $1.1 billion since October 28, 1993, of which 3.7 million shares were purchased and retired at a cost of $186 million during 2001. Dividends from subsidiaries are expected to continue to be the major source of funding for the stock repurchase program. The purchase of Golden West stock is not intended to have a material impact on the normal liquidity of the Company.

The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA) established capital standards for federally insured financial institutions, such as WSB and WTX. Under FIRREA, thrifts and savings banks must have tangible capital equal to at least 1.5% of adjusted total assets, have core capital equal to at least 4% of adjusted total assets, and have risk-based capital equal to at least 8% of risk-weighted assets.

The OTS and other bank regulatory agencies have adopted rules based upon five capital tiers: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The rules provide that a savings association is "well-capitalized" if its leverage ratio is 5% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its total risk-based capital ratio is 10% or greater and the institution is not subject to a capital directive.

As used herein, the total risk-based capital ratio is the ratio of total capital to risk-weighted assets, Tier 1 risk-based capital ratio is the ratio of core capital to risk-weighted assets, and the Tier 1 or leverage ratio is the ratio of core capital to adjusted total assets, in each case as calculated in accordance with current OTS capital regulations. As of December 31, 2001, the most recent notification from the OTS categorized WSB and WTX as "well-capitalized" under the current requirements. There are no conditions or events that have occurred since that notification that the Company believes would have an impact on the categorization of WSB or WTX.

At December 31, 2001, WSB and WTX had the following regulatory capital calculated in accordance with FIRREA's capital standards:

Regulatory Capital Requirements
As of December 31, 2001
(Dollars in thousands)

	Actual		Minimum Capital Requirements	
	Capital	Ratio	Capital	Ratio
WSB				
Tangible.	$4,480,834	7.71%	$ 871,198	1.50%
Tier 1 (core or leverage)	4,480,834	7.71	2,323,194	4.00
Tier 1 risk-based. .	4,480,834	13.20	—	—
Total risk-based . .	4,836,208	14.24	2,716,210	8.00
WTX				
Tangible.	$ 401,886	5.23%	$ 115,211	1.50%
Tier 1 (core or leverage)	401,886	5.23	307,229	4.00
Tier 1 risk-based. .	401,886	25.04	—	—
Total risk-based . .	402,025	25.05	128,385	8.00

Because WSB and WTX are subsidiaries of a savings and loan holding company, they must at least file a notice with the OTS prior to making capital distributions and, in some cases, may need to file applications. The OTS may disapprove a notice or deny an application, in whole or in part, if the OTS finds that: (a) the insured subsidiary would be undercapitalized or worse following the proposed capital distribution; (b) the proposed capital distribution raises safety and soundness concerns; or (c) the proposed capital distribution violates a prohibition contained in any statute, regulation, or agreement with the OTS, or a condition imposed upon the insured subsidiary in an OTS approved application or notice. In general, WSB and WTX may, with prior notice to the OTS, make capital distributions during a calendar year in an amount equal to that year's net income plus retained net income for the preceding two years, as long as immediately after such distributions it remains at least adequately capitalized. Capital distributions in excess of such amount, or which would cause WSB and WTX to no longer be adequately capitalized, require specific OTS approval.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS 133 as of January 1, 2001 and recorded a loss of $10 million before tax, or $6 million after tax. Because the Company has decided not to use permitted hedge accounting for the derivative financial instruments in portfolio on December 31, 2001, the changes in fair value of these instruments since adoption are reflected in the Consolidated Statement of Net Earnings as "Change in Fair Value of Derivatives."

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). This statement replaces Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Because the Company retains 100% of the beneficial interests in its REMIC securitizations, it does not have any effective "retained interests" requiring disclosure under SFAS 140. In accordance with SFAS 140, the Company's securitizations after March 31, 2001 resulted in securities classified as securitized loans and being recorded as loans receivable.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. The Company does not expect the adoption of SFAS 142 for its fiscal year beginning January 1, 2002 to have a material effect on its financial statements and results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of this statement to have a material impact on its financial statements and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. In addition, this Statement resolves implementation issues of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company does not expect the adoption of this Statement to have a material impact on its financial statements and results of operations.

Results of Operations

Net Earnings

Net earnings increased in 2001 as compared to 2000 as a result of increased net interest income and increased noninterest income, partially offset by an increase in general and administrative expense. Net earnings increased in 2000 as compared to 1999 primarily due to an increase in net interest income partially offset by an increase in general and administrative expenses.

Earnings Per Share

The Company's Basic Earnings Per Share (EPS) was $5.18 (before the cumulative effect of the accounting change) for the year ended December 31, 2001, compared to $3.44 and $2.90 for the years ended December 31, 2000 and 1999, respectively. The Company reported Diluted EPS of $5.11 (before the cumulative effect of the accounting change) for the year ended December 31, 2001 as compared to $3.41 and $2.87 for the years ended December 31, 2000 and 1999, respectively.

Net Interest Income

The largest component of the Company's revenue and earnings is net interest income, which is the difference between the interest and dividends earned on loans and other investments and the interest paid on customer deposits and borrowings. Long-term growth of the Company's net interest income, and hence earnings, is related to the ability to expand the mortgage portfolio, the Company's primary earning asset, by originating and retaining high-quality adjustable rate home loans. Over the short term, however, net interest income can be influenced by business conditions, especially movements in interest rates, which can temporarily accelerate or restrain net interest income changes.

Net interest income amounted to $1.6 billion and $1.1 billion, for the years ended December 30, 2001 and 2000, respectively. These amounts represented 42% and 15% increases, respectively, over the previous years. As discussed below, the significant growth of net interest income in 2001 compared with the prior year resulted from two principal factors: the substantial growth of the mortgage portfolio during 2000; and an increase in 2001 in the Company's primary spread, which is the difference between the yield on loans and other investments and the rate paid on deposits and borrowings.

Net interest income in 2001 benefited from the 32% growth of the mortgage portfolio in the prior year. Specifically, in 2000, the Company originated a record loan volume that, in combination with a moderate level of mortgage repayments, resulted in unusually rapid growth of the Company's loans receivable. Thus, there was a significantly larger average loan balance outstanding during 2001 versus 2000, and this contributed to the substantial net interest income increase in 2001.

Net interest income increases in 2001 were also influenced by a temporary widening of the Company's primary spread. As noted in the discussion of the Gap on page 50, the Company's liabilities respond more rapidly to movements in short-term interest rates than the Company's assets, most of which are adjustable rate mortgages tied to indexes that lag changes in market interest rates. Consequently, when short-term interest rates decline, the Company's primary spread temporarily widens, because the index lags slow the downward movement of the yield on the Company's adjustable rate mortgage portfolio. When interest rates stabilize after a period of falling rates, the primary spread usually declines for a while as the yield on the ARM portfolio continues to catch up to previous rate decreases. The opposite occurs when interest rates increase. Specifically, when short-term interest rates move up, the Company's primary spread compresses for a period of time, because the index lags slow the upward adjustment of the yield on the Company's ARMs. When interest rates stabilize after a period of rising rates, the primary spread expands for a while as the ARM yield continues to respond to previous rate increases. For the five years ended December 31, 2001, which included periods of both falling and rising interest rates, the Company's primary spread averaged 2.26% with a high of 3.21% and a low of 1.88%.

During 2001, the Federal Reserve's Open Market Committee lowered the Federal Funds rate, a key short-term interest rate, by a total of 475 basis points. Other short-term market rates experienced similar decreases. In response to significantly lower short-term interest rates, the Company's cost of funds declined by 284 basis points during the year ended December 31, 2001. This large drop occurred, in part, because the Company used primarily adjustable market-rate borrowings to fund the rapid expansion of the loan portfolio in 2000. As a result, a significant portion of the Company's liabilities responded almost immediately to the sharp decrease in market rates in 2001. While the Company's cost of funds declined considerably during 2001, the yield on the Company's assets fell by only 166 basis points, because the indexes to which the large adjustable rate mortgage portfolio is tied moved down more slowly. As a consequence, the Company's primary spread widened substantially during 2001, reaching 3.21%, the highest in the Company's history, and resulted in a temporary boost to net interest income in 2001.

The following table shows the components of the Company's primary spread at the end of the years 1999 through 2001.

Yield on Earning Assets, Cost of Funds, and Primary Spread 1999 – 2001

	December 31		
	2001	2000	1999
Yield on loan portfolio	6.38%	8.03%	7.16%
Yield on investments	2.86	7.12	5.88
Yield on earning assets	6.36	8.02	7.15
Cost of deposits	3.39	5.52	4.69
Cost of borrowings	2.72	6.66	5.77
Cost of funds	3.15	5.99	5.00
Primary spread	3.21%	2.03%	2.15%

The Company holds ARMs in order to manage the rate sensitivity of the asset side of the balance sheet. The yield on the Company's ARM portfolio tends to lag changes in market interest rates principally because of lags related to the indexes. Most of the Company's ARMs have interest rates that change in accordance with an index based on the cost of deposits and borrowings of savings institutions that are members of the FHLB of San Francisco (the COFI). The Company also originates loans that are tied to the Golden West Cost of Savings Index (COSI). As previously discussed, there is a two-month reporting lag for the COFI and a one-month reporting lag for COSI. Additionally, certain loan features cause the yield on the Company's ARM portfolio to lag changes in market interest rates. These features include introductory fixed rates on new ARM loans, the interest rate adjustment frequency of ARM loans, interest rate caps or limits on individual rate changes, and interest rate floors. On balance, the index lags and ARM structural features cause the Company's assets initially to reprice more slowly than its liabilities, resulting in a temporary reduction in net interest income when rates increase and a temporary increase in net interest income when rates fall.

Interest Rate Swaps

The Company enters into interest rate swaps as a part of its interest rate risk management strategy. Such instruments are entered into solely to alter the repricing characteristics of designated assets and liabilities. The Company does not hold any derivative financial instruments for trading purposes.

Interest Rate Swap Activity 2000 - 2001 (Notional amounts in millions)	Receive Fixed Swaps	Pay Fixed Swaps
Balance at January 1, 2000	$263	$727
Maturities	(46)	(10)
Balance at December 31, 2000	217	717
Maturities	(114)	(96)
Balance at December 31, 2001	$103	$621

Interest rate swap payment activity decreased net interest income by $13 million, $4 million, and $11 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Upon adoption of SFAS 133 on January 1, 2001, the Company reported a one-time pre-tax charge of $10 million, or $.04 after tax per diluted share. In addition to the one-time charge, the Company reported pre-tax expense of $10 million, or $.04 after tax per diluted share for the year ended December 31, 2001, associated with the ongoing valuation of the Company's swaps. This additional expense occurred because the market value of Golden West's swaps declined during 2001 in conjunction with falling short-term rates. The changes in fair value of these swap contracts are reflected as assets or liabilities on the Consolidated Statement of Financial Condition with corresponding amounts reported in Noninterest Income as the "Change in Fair Value of Derivatives" in the Consolidated Statement of Net Earnings. The Company has decided not to utilize permitted hedge accounting for the derivative financial instruments in portfolio at December 31, 2001.

Interest on Loans

Interest on loans was $2.7 billion, $2.5 billion, and $1.9 billion for the years ended December 31, 2001, 2000, and 1999, respectively. The increase in 2001 was due to an increase in the average portfolio balance partially offset by a decrease in the average portfolio yield. The increase in 2000 was due to an increase in the average portfolio balance and an increase in the average portfolio yield.

Interest on MBS

Interest on MBS was $1.3 billion, $1.1 billion, and $769 million for the years ended December 31, 2001, 2000, and 1999, respectively. The increase in 2001 was due to an increase in the average portfolio balance partially offset by a decrease in the average portfolio yield. The increase in 2000 was due to an increase in the average portfolio balance and an increase in the average portfolio yield. The increase in the average balance of the MBS portfolio during 2001 and 2000 was primarily due to the securitization of loans into FNMA MBS and MBS-REMICs, as discussed in "Loans Receivable and Mortgage-Backed Securities" on page 52.

Interest and Dividends on Investments

The income earned on the investment portfolio fluctuates, depending upon the volume outstanding and the yields available on short-term investments. Interest and dividends on investments was $193 million, $254 million, and $205 million for the years ended December 31, 2001, 2000, and 1999, respectively. The decrease in 2001 was primarily due to a decrease in the average portfolio yield partially offset by an increase in the average portfolio balance. The increase in 2000 was primarily due to an increase in the average portfolio yield partially offset by a decrease in the average portfolio balance. In addition, included in interest and dividends on investments for the year ended December 31, 2000 was $3.7 million of special dividends from the FHLB of San Francisco and $2.8 million of special dividends from the FHLB of Dallas for a total of $6.5 million.

Interest on Deposits

Interest on deposits was $1.5 billion, $1.5 billion, and $1.3 billion for the years ended December 31, 2001, 2000, and 1999, respectively. Interest on deposits in 2001 was comparable to 2000. The increase in 2000 was due to an increase in the average cost of deposits and an increase in the average balance of deposits.

Interest on Advances

Interest paid on FHLB advances was $880 million, $961 million, and $380 million for the years ended December 31, 2001, 2000, and 1999, respectively. The decrease in 2001 was due to a decrease in the average cost of these borrowings partially offset by an increase in the average outstanding balance. The increase in 2000 was due to an increase in the average cost of these borrowings and an increase in the average outstanding balance.

Interest on Other Borrowings

Interest expense on other borrowings, including interest on reverse repurchase agreements, amounted to $176 million, $190 million, and $192 million for the years ended 2001, 2000, and 1999, respectively. The decrease in the expense in 2001 compared with 2000 was due to a decrease in the average cost of these liabilities partially offset by an increase in the average balance. The decrease in the expense in 2000 compared with 1999 was due to a decrease in the average balance of these liabilities partially offset by an increase in the average cost.

Provision for (Recovery of) Loan Losses

The provision for loan losses was $22 million for the year ended 2001, compared to a provision of $9 million for the year ended 2000 and a recovery of $2 million for the year ended 1999. The provision in 2001 and in 2000 reflected the growth of the loan portfolio. In addition, the 2001 provision reflected the recessionary economy.

Noninterest Income

Noninterest income was $237 million, $161 million, and $143 million for the years ended December 31, 2001, 2000, and 1999, respectively. The increase in 2001 was primarily due to higher loan prepayment fees and increased gains on the sale of fixed-rate mortgages. The increase in 2000 was primarily due to higher loan fee income.

General and Administrative Expenses

General and administrative expenses (G&A) were $514 million, $425 million, and $386 million for the years ended 2001, 2000, and 1999, respectively. Expenses increased in 2001 because of the costs associated with the year's record loan and savings volumes as well as the increased activity associated with the 52% expansion of the Company's earning assets over the prior three years. Additionally, the Company continued to make sizeable investments in technology including an expanded Internet Web site and the expansion of computer and network resources to handle the transmission and processing of increased volumes of data. Expenses increased in 2000 because of the costs associated with the growth of the loan portfolio as well as ongoing investments in personnel, facilities, and technology

General and administrative expenses as a percentage of average assets was .90% for the year ended December 31, 2001 compared with .87% and .98% for the years ended December 31, 2000 and 1999, respectively. G&A as a percentage of average assets decreased in 2000 because average assets grew faster than G&A expense.

Taxes on Income

Golden West utilizes the accrual method of accounting for income tax purposes and for preparing its published financial statements. For financial reporting purposes only, the Company uses purchase accounting in connection with certain assets acquired through mergers. The purchase accounting portion of income is not subject to tax.

Taxes as a percentage of earnings increased slightly in 2001 compared with 2000 and increased slightly in 2000 over 1999.

Liquidity and Capital Resources

WSB's principal sources of funds are cash flows generated from earnings; deposits; loan repayments; sales of loans; wholesale certificates of deposit; borrowings from the FHLB of San Francisco; borrowings from its parent; borrowings from its subsidiary; and debt collateralized by mortgages, MBS, or securities. In addition, WSB has other alternatives available to provide liquidity or finance operations including federal funds purchased, bank notes, the issuance of medium-term notes, borrowings from public offerings of debt, issuances of commercial paper, and borrowings from commercial banks. Furthermore, under certain conditions, WSB may borrow from the Federal Reserve Bank of San Francisco to meet short-term cash needs. The availability of these funds will vary depending upon policies of the FHLB, the Federal Reserve Bank of San Francisco, and the Federal Reserve Board.

WTX's principal sources of funds are cash flows generated from borrowings from the FHLB of Dallas; earnings; deposits; loan repayments; debt collateralized by mortgages or securities; and borrowings from affiliates.

The principal sources of funds for WSB's parent, Golden West, are dividends from subsidiaries, interest on investments, and the proceeds from the issuance of debt securities. Various statutory and regulatory restrictions and tax considerations limit the amount of dividends WSB can pay. The principal liquidity needs of Golden West are for payment of interest and principal on senior debt and subordinated debt securities, capital contributions to its insured subsidiaries ($20 million in 2000), dividends to stockholders, the repurchase of Golden West stock, and general and administrative expenses.

Common Stock

The quarterly price ranges for the Company's common stock during 2001 and 2000 were as follows:

Common Stock Price Range 2000 - 2001

	2001	2000
First Quarter	$51.00 – $65.94	$27.19 – $32.50
Second Quarter	$57.96 – $68.95	$30.38 – $46.00
Third Quarter	$52.81 – $70.00	$41.81 – $53.63
Fourth Quarter	$47.15 – $58.85	$50.50 – $69.44

Corporate Information

Officers and Directors

#† HERBERT M. SANDLER
Chairman of the Board and
Chief Executive Officer
Golden West Financial Corporation

#† MARION O. SANDLER
Chairman of the Board and
Chief Executive Officer
Golden West Financial Corporation

† JAMES T. JUDD
Senior Executive Vice President
Golden West Financial Corporation
President and Chief Operating Officer
World Savings

† RUSSELL W. KETTELL
President, Treasurer, and Chief Financial Officer
Golden West Financial Corporation

MICHAEL ROSTER
Executive Vice President, General Counsel, and Secretary
Golden West Financial Corporation

CARL M. ANDERSEN
Group Senior Vice President
Golden West Financial Corporation

WILLIAM C. NUNAN
Group Senior Vice President
Golden West Financial Corporation

* MARYELLEN CATTANI HERRINGER, Director
Attorney At Law
Retired Executive Vice President
and General Counsel
APL Limited

* LOUIS J. GALEN, Director
Retired Company Officer
Private Investor

ANTONIA HERNANDEZ, Director
President and General Counsel
MALDEF
A Non-Profit Civil Rights Organization

PATRICIA A. KING, Director
Professor of Law
Georgetown University Law Center

BERNARD A. OSHER, Director
Private Investor

* KENNETH T. ROSEN, Director
Professor of Business Administration
Chairman: The Fisher Center for
Real Estate and Urban Economics
University of California, Berkeley

LESLIE TANG SCHILLING, Director
President
L.T.D.D. Inc. & Union Square Investment Company
Real Estate and Investment Management

Auditors

Deloitte & Touche LLP
1111 Broadway, Suite 2100
Oakland, California 94607-4036

Transfer Agent and Registrar

Mellon Investor Services, LLC
San Francisco, California 94104

Exchanges

New York Stock Exchange
Pacific Stock Exchange

Trading Symbol

GDW

Stockholders of Record

1,263

Corporate Offices

1901 Harrison Street
Oakland, California 94612

Additional Information

Annual Form 10-K will be furnished upon written request without charge to persons who are beneficial owners of securities of the Company as of the record date for the Annual Meeting of Stockholders.
Direct requests to:

WILLIAM C. NUNAN
Group Senior Vice President
Golden West Financial Corporation
1901 Harrison Street
Oakland, California 94612

For your convenience, the financial data contained in this annual report, and subsequent monthly and quarterly performance information can be obtained at www.gdw.com

Member of Executive Committee
† Member of Office of the Chairman
* Member of Audit Committee

Golden West Financial Corporation
Board of Directors



From left to right:
Louis J. Galen
Patricia A. King
Herbert M. Sandler
Kenneth T. Rosen
Bernard A. Osher
Marion O. Sandler
Antonia Hernandez
Maryellen Cattani Herringer
Leslie Tang Schilling

one special year / four new records

GOLDEN WEST FINANCIAL CORPORATION

1901 Harrison Street, Oakland, CA 94612